Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

AIG CAPITAL CORPORATION

and

AMERICAN INTERNATIONAL GROUP, INC.

and

JUMBO ACQUISITION LIMITED

Dated as of December 9, 2012

i

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of December 9, 2012

BY AND AMONG

1.	AIG CAPITAL CORPORATION, a Delaware corporation (the “Seller”);

2.	AMERICAN INTERNATIONAL GROUP, INC., a Delaware corporation (the “Parent”); and

3.	JUMBO ACQUISITION LIMITED, a Cayman Islands exempted company with limited liability (the “Purchaser”).

BACKGROUND

(A)	The Shares and the Option Shares (each as defined in this Agreement) are legally and beneficially owned by the Seller.

(B)	The Seller has agreed to sell, and the Purchaser has agreed to purchase, the Shares, representing 80.1% of the issued and outstanding shares of the common stock of the Company (as defined in this Agreement), and the Seller has agreed to grant the Purchaser an option to acquire the Option Shares, representing an additional 9.9% of the issued and outstanding shares of the common stock of the Company, exercisable in whole but not in part, each on the terms and subject to the conditions set out in this Agreement (the “Transaction”).

(C)	The Seller will retain a portion of the issued and outstanding shares of common stock of the Company, representing 19.9%, or, if the Option is exercised in accordance with the terms hereof, 10.0% of such issued and outstanding shares.

(D)	Certain members of management and employees of the Company will invest in newly issued shares of common stock of the Company and will be granted certain share or share-based awards in connection with the completion of the Transaction in accordance with the principal terms set forth on a management agreement term sheet, which has been agreed in principle by the Seller and the Purchaser prior to the Signing Date (the “Management Agreement Term Sheet”). The issuance of such shares and share or share-based awards will dilute the respective ownership percentages of the Purchaser and the Seller on a pro rata basis.

(E)	On or prior to the date hereof, the Investors have entered into an equity commitment letter (the “Equity Commitment Letter”) with the Purchaser, pursuant to which the Investors have, inter alia, committed certain equity funds to the Purchaser to enable it to consummate the transactions contemplated hereby.

(F)	On or prior to the date hereof, the Investors, the Purchaser and the Seller have agreed to the principal terms of a stockholders’ agreement to be mutually negotiated and agreed (the “Stockholders’ Agreement”) set forth on Exhibit A, to govern certain aspects of their relationship as direct and indirect shareholders in the Company following Completion.

NOW IT IS AGREED as follows:

1.	Interpretation

1.1	In this Agreement (unless otherwise specified or inconsistent with the context):

“2009 RSUs”	has the meaning set out in clause 9.4.

“Accelerated Vesting Amount”	has the meaning set out in clause 9.6(c).

“Action”	means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority, court, tribunal or arbitration body.

“Acquired Entity”	has the meaning set out in clause 13.3(g).

“Acquisition Transaction”	has the meaning set out in clause 13.3(g).

“Affiliate”	means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that for the avoidance of doubt, the Company Group Members, on the one hand, and the Seller and the Parent, on other hand, shall not be deemed to be Affiliates of each other after the Completion; provided, further, that each Investor and its Affiliates shall be deemed an Affiliate of the Purchaser.

“Aircraft”	means, either collectively or individually, as applicable, the aircraft described in the Disclosure Letter, each with the manufacturer’s serial number as set forth in the Disclosure Letter, including (a) the airframe, (b) the Engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with such aircraft, except that, with respect to Lessee Furnished Equipment, references in this Agreement to an “Aircraft” shall be deemed to refer only to that interest in Lessee Furnished Equipment as is held by the owner of the relevant airframe under the applicable Lease Document.

“Aircraft Disclosure Date”	means September 30, 2012.

“Aircraft Trading Agreement”	means any Contract (including for the avoidance of doubt any agreement relating to a sale and leaseback transaction) pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine from any third party who is not a Manufacturer or to dispose of an aircraft or an aircraft engine to any third party, in either case for consideration in excess of US$10 million, other than consignment agreements and other than pursuant to residual value guarantees.

“Aircraft Trading Agreement Disclosure Date”	means November 1, 2012.

“Amended Agreement”	has the meaning set out in clause 2.8.

“Announcement”	has the meaning set out in clause 19.1.

“Arbitral Tribunal”	has the meaning set out in clause 29.2.

“Arbitration Request”	has the meaning set out in clause 29.3.

“Audited Financial Statements”	has the meaning set out in paragraph 5 of Schedule 1.

“Award”	means an award, order or ruling (including for injunctive relief or specific performance) of the Arbitral Tribunal in accordance with, and subject to the terms of, this Agreement.

“Bankruptcy Exceptions”	means the applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding of law or at equity.

“Benefit Plan”	means all incentive, profit-sharing, share option, share purchase, other equity-based, employment, consulting, compensation, holiday or other leave, change in control, retention, supplemental retirement, pension, severance, health, medical, disability, life insurance, deferred compensation and other employee compensation and benefit plans, programs, policies or agreements, in each case established or maintained by the Parent or any of its Affiliates or to which the Parent or any of its Affiliates contributes or is obligated to contribute.

“Books and Records”	has its common law meaning and includes all notices, correspondence, plans, books of account and any other documents and all computer disks or tapes or other machine legible programs or other records.

“Breach Dispute”	has the meaning set out in clause 7.13.

“Breach Notice”	has the meaning set out in clause 7.12.

“Breach Objection Notice”	has the meaning set out in clause 7.13.

“Breach Trigger Event”	has the meaning set out in clause 7.12.

“Burdensome Condition”	has the meaning set out in clause 4.1.

“Business”	means the business conducted by the Company Group as at the Signing Date.

“Business Day”	means any day other than a Saturday or a Sunday on which commercial banks in Beijing, Hong Kong and New York are open for normal banking business.

“CFIUS”	has the meaning set out in clause 4.9.

“Claimant(s)”	has the meaning set out in clause 29.3.

“Company”	International Lease Finance Corporation, a California corporation.

“Company Benefit Plan”	means any Benefit Plan that is sponsored solely by one or more Company Group Members.

“Company Employee”	means (i) each Person who as of the Completion Date is an active employee of any Company Group Member and (ii) each Person who is an employee of any Company Group Member as of the Completion Date who is absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the short-term disability plan currently in place for the Company Group or who is on long term disability leave).

“Company Group”	means the Company, the Company Subsidiaries and any Subsidiary of any such Company Subsidiary from time to time.

“Company Group Member”	means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the Company Group.

“Company Holdings”	has the meaning set out in clause 2.8.

“Company Prospectus”	has the meaning set out in paragraph 11 of Schedule 1.

“Company Prospectus Date”	means November 28, 2012.

“Company Subsidiaries”	means the Subsidiaries of the Company.

“Competing Transaction”	has the meaning set out in clause 9.3.

“Completion”	means the Initial Completion or the Subsequent Completion, as applicable.

“Completion Date”	means the date of the Initial Completion or the Subsequent Completion, as applicable.

“Conditions”	means the conditions to Completion set out in clause 3.1, and “Condition” shall be construed accordingly.

“Confidential Information”	has the meaning set out in clause 29.6.

“Confidentiality Agreements”	has the meaning set out in clause 15.1.

“Contract”	means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control,” “Controlled,” and “Controlling”	means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Conversion Rate”	has the meaning set out in clause 28.3(a).

“Data Room”	means all documents made available as of the date hereof to the Purchaser either (i) in the virtual data room established by the Parent in connection with the transactions contemplated by the Transaction Agreements, all of which are contained in a CD-ROM delivered by the Seller to the Seller’s counsel and the Purchaser’s counsel on an outside counsel basis on the Signing Date or (ii) in the physical data room located at O’Melveny & Myers LLP, Century City, California, United States of America, and opened to the Purchaser between November 26, 2012 and December 1, 2012, all of which are listed in Schedule 1.1(b) of the Disclosure Letter, or otherwise made available to the Purchaser by the Seller or any of its Representatives in connection with the Transaction.

“DDTC”	means the U.S. State Department’s Directorate of Defense Trade Controls.

“Deposit Amount”	means the Initial Deposit Amount and the Option Deposit Amount (if applicable).

“Deposit Due Date”	has the meaning set out in clause 2.5(a).

“Disclosure Letter”	means the disclosure letter (together with its schedules and enclosures) of even date from the Parent and the Seller to the Purchaser.

“Disclosure Warranty”	means the Warranty contained in paragraph 11 of Schedule 1.

“Dispositions”	has the meaning set out in paragraph 10 of Schedule 2.

“Economic Interest Aircraft”	means any Aircraft title to which is held by a Person that is not an institutional trust company or any Company Group Member in a structure in which the entire economic interest in such Aircraft and the right to acquire title thereto for a nominal amount is held by a Company Group Member.

“Economic Interest Aircraft Escrow Agreement”	means any escrow agreement among the Economic Interest Titleholder, the Company and any other party thereto pertaining to the arrangements regarding an Economic Interest Aircraft.

“Economic Interest Aircraft Transfer Agreements”	means the asset transfer agreements each between the Company and an Economic Interest Titleholder.

“Economic Interest Titleholder”	means the Person who holds title to an Economic Interest Aircraft under the relevant Economic Interest Aircraft Transfer Agreement.

“Encumbrance”	means any mortgage, deed of trust, pledge, option, power of sale, retention of title, right of pre-emption, right of first refusal, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

“Engines”	means (i) with respect to each Aircraft, the engines related to that Aircraft, title to which engines has vested in the owner of that Aircraft or, with respect to all Aircraft, all of those engines and (ii) each other aircraft engine owned by a Company Group Member, in each case, whether or not attached to an Aircraft, and together in each case with all equipment and accessories belonging to, installed in or appurtenant to those aircraft engines (other than Lessee Furnished Equipment). For the avoidance of doubt, references to Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant Lease if title to such replacement aircraft engine shall have passed to the lessor or owner of such Aircraft under such Lease.

“Environmental Laws”	has the meaning set out in paragraph 24.1 of Schedule 1.

“Equity Arrangement”	means each plan, program, agreement or arrangement pursuant to which a Company Employee or a former employee of any Company Group Member holds restricted common stock of the Parent, options to purchase the common stock of the Parent, restricted stock units of the Parent, stock appreciations right of the Parent or any other rights related to equity of the Parent, other than the Parent 2012 Long-Term Incentive Plan for ILFC Employees, the Parent 2011 Long-Term Incentive Plan, the Parent 2010 Long-Term Incentive Plan or the ILFC 2009 Long-Term Incentive Plan.

“Equity Commitment Letter”	has the meaning set out in the recitals hereto.

“ERISA”	means the U.S. Employee Retirement Income Act of 1974, as amended from time to time.

“ERISA Affiliate”	means any entity which, together with such entity, would be treated as a single employer with the Parent under Section 414 of the U.S. Tax Code.

“Escrow Account”	has the meaning set out in clause 2.5(a).

“Escrow Agent”	means a commercial bank to be mutually agreed by the Purchaser and the Seller.

“Escrow Agreement”	means the escrow agreement, among the Escrow Agent, the Seller, the Parent and the Purchaser, to be mutually agreed and entered into on or before the Deposit Due Date.

“FAA”	means the Federal Aviation Administration of the United States of America and any successor governmental authority.

“FAA Aircraft”	has the meaning set out in clause 3.1(e).

“Financial Statements”	has the meaning set out in paragraph 5 of Schedule 1.

“FINSA”	has the meaning set out in clause 4.9.

“Fundamental Warranties”	means each of the warranties made by the Parent and the Seller to the Purchaser in paragraphs 1, 2 (other than the warranty in paragraph 2.6) and 3 of Schedule 1 (other than the warranties made therein that relate to any Company Group Member that is not the Company or a Material Subsidiary).

“GAAP”	means generally accepted accounting principles in the United States of America.

“Governmental Approvals”	means any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority.

“Governmental Authority”	means any supranational, national, regional, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction (including any arbitration panel or body) exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, regional, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, arbitral or judicial authority.

“Hazardous Materials”	has the meaning set out in paragraph 24.1 of Schedule 1.

“ICC”	has the meaning set out in clause 29.2.

“ICC Court”	has the meaning set out in clause 29.3.

“Income Tax”	means any Taxes measured by or imposed on net income.

“Indebtedness”	means, without duplication, with respect to any Person, all liabilities, obligations and indebtedness for borrowed money of such Person, of any kind or nature, now or hereafter owing, arising, due or payable, howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise, consisting of indebtedness for borrowed money or the deferred purchase price of property or services, excluding purchases of merchandise and services in the ordinary course of business, but including: (a) all obligations and liabilities of any Person secured by any lien on such Person’s property, even though such Person shall not have assumed or become liable for the payment thereof (except unperfected Permitted Liens incurred in the ordinary course of business and not in connection with the borrowing of money); (b) all obligations and liabilities of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; (c) all obligations and liabilities created or arising under any conditional sale or other title retention agreement with respect to property used or acquired by such Person, even if the rights and remedies of the lessor, seller or lender thereunder are limited to repossession of such property; (d) all obligations and liabilities under guarantees by such Person of Indebtedness of another Person; (e) all obligations and liabilities of such Person in respect of letters of credit, bankers’ acceptances or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) all obligations of such Person evidenced by bonds, notes, debentures, or similar instruments; (g) all obligations of such Person with respect to deposits or advances of any kind; (h) obligations under Swap Contracts; (i) all obligations and liabilities of such Person as lessee/borrower under any sale and leaseback transaction or any synthetic lease transaction; and (j) all accrued interest, prepayment penalties or premiums, breakage fees and all other amounts owed in respect of any of the foregoing. Notwithstanding anything herein to the contrary, “Indebtedness” shall not include (i) intercompany loans, guarantees or advances made among Company Group Members, (ii) obligations under or arising out of any employee benefit plan, employment contract or other similar arrangement in existence as of the Completion Date or (iii) obligations under any severance or termination of employment agreement or plan. For the avoidance of doubt, “Indebtedness” shall not include statutory liens incurred or advances or deposits or other security granted to any Governmental Authority in connection with a governmental authorization, registration, filing, license, permit or approval of the ordinary course of business.

“Indemnified Party”	has the meaning set out in clause 7.3.

“Indemnifying Party”	has the meaning set out in clause 7.3.

“Independent Accountant”	has the meaning set out in clause 14.2.

“Initial Completion”	has the meaning set out in clause 5.1.

“Initial Completion Date”	has the meaning set out in clause 5.3.

“Initial Deposit Amount”	has the meaning set out in clause 2.5(a).

“Initial Investors”	means New China Trust Co., Ltd., China Aviation Industrial Fund and P3 Investments Ltd.

“Interest Rate”	means an interest rate per annum equal to the average of the three month LIBOR for US dollars that appears on page LIBOR 01 (or a successor page) of the Reuters Telerate Screen as at 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

“Intellectual Property”	means all U.S. and foreign patents, inventions, trademarks, service marks, trade names, corporate names, domain names, logos, trade dress, trade secrets, copyrights and copyrightable works, and all registrations or applications related thereto, and databases and computer software.

“Investors”	means the Initial Investors and, if the Option is exercised in accordance with the terms hereof, New China Life Insurance Co., Ltd. and/or Tianjin ICBC International Investment Advisor LLP, as applicable.

“IRS”	has the meaning set out in paragraph 23.3 of Schedule 1.

“ITAR”	means the International Traffic in Arms Regulations, 22 C.F.R. Parts 120 to 130.

“ITAR Registration”	means registration as a Person who engages in the United States in the business of manufacturing or exporting of defense articles or furnishing defense services, as described in 22 C.F.R. § 122.

“knowledge of the Parent”, “to the Parent’s knowledge”, “awareness of the Parent” or similar phrases	means the actual knowledge of any of the individuals listed in Part A of Schedule 4 after reasonable inquiry of each of the individuals listed in Part A-1 of Schedule 4, except solely for the purposes of clause 6.3, means the actual knowledge of any of the individuals listed in Part A of Schedule 4.

“Law”	means any supranational, federal, state, local or foreign law (including common law), statute or ordinance, or any rule, regulation, or agency requirement of any Governmental Authority.

“LD Breach Notice”	has the meaning set out in clause 7.11.

“LD Breach Trigger Event”	has the meaning set out in clause 7.11.

“Lease”	means, with respect to each Aircraft, any lease agreement relating to the leasing of that Aircraft between a Company Group Member as lessor and any Person as lessee.

“Lease Disclosure Date”	means November 1, 2012.

“Lease Document”	means, with respect to each Aircraft, the Lease and all other material agreements (including any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the Lease of that Aircraft.

“Lessee”	means, with respect to each Aircraft, the operating lessee of such Aircraft.

“Lessee Furnished Equipment”	means, with respect to each Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that Aircraft which in accordance with the terms of the Lease Documents are not required to vest in or be transferred to the lessor or owner of such Aircraft.

“Litigation Agreement”	means the joint litigation agreement, dated as of November 15, 2012, between the Parent and the Company, as it may be amended in accordance with the terms hereof.

“Long-Stop Date”	has the meaning set out in clause 7.6(b).

“Losses”	means all losses, damages, liabilities, obligations and claims of any kind together with all costs and expenses reasonably incurred in respect of the same (including reasonable attorneys’ fees).

“Management Agreement Term Sheet”	has the meaning set out in the recitals hereto.

“Manufacturer”	means, with respect to an aircraft or engine, the manufacturer of such aircraft or engine.

“Manufacturer Agreement”	means each Contract with a Manufacturer pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine (other than a spare engine) for consideration in excess of US$10 million.

“Manufacturer Agreement Disclosure Date”	means the Company Prospectus Date.

“Manufacturer Agreement Warranty”	means the Warranty contained in paragraph 22.3 of Schedule 1.

“MAPS”	means the market auction preferred stock of the Company described in the Company Prospectus.

“Material Adverse Effect”	means a material adverse effect on the business, assets, results of operation or financial condition of the Company Group taken as a whole, except any such effect to the extent arising or resulting from (A) changes after the Signing Date in general business, economic, political or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes) in the United States, PRC or other securities or credit markets, (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case after the Signing Date generally affecting the industries or jurisdictions in which the Company Group operates, (C) changes after the Signing Date in GAAP, or authoritative interpretations thereof, (D) changes after the Signing Date in securities, aviation and other Laws of general applicability or related authoritative or binding policies or interpretations of Governmental Authorities, (E) actions required to be taken under the Transaction Agreements or taken with the Purchaser’s or any Investor’s prior written consent after the Signing Date (other than with respect to paragraph 4 of Schedule 1), (F) the identity of, or the effects of any facts or circumstances relating to, the Purchaser, any Investor or any of their respective Affiliates, the effects of any action (including in relation to obtaining any Governmental Approvals) taken or required to be taken by the Purchaser, any Investor or any of their respective Affiliates or Representatives with respect to the transactions contemplated hereby and under the other Transaction Agreements or the effects of the negotiation, execution, public announcement, disclosure or completion of the transactions (and in each case, including the attrition or departure of any employees, independent contractors, consultants or agents of any Company Group Member) (other than with respect to paragraph 4 of Schedule 1), (G) any matter set forth in the Disclosure Letter which is an exception to a Warranty to the extent that the relevance of such items is readily apparent (other than with respect to paragraph 6.1 of Schedule 1) or (H) any failure by any Company Group Member to achieve any earnings or other financial projections or forecasts, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such failure shall not be excluded under this subclause (H); provided that in the case of each of subclauses (A) through (D), such changes or occurrences have not had and would not reasonably be expected to have a materially disproportionate adverse effect on the Company Group taken as a whole relative to other comparable participants in the aircraft leasing industry.

“Material Contract”	means any contract, agreement, instrument or other legally binding obligation to which any Company Group Member is a party (other than leases for real property, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements) which (i) calls for the payment by or on behalf of any Company Group Member in excess of US$100 million per annum, or the delivery by any Company Group Member of goods or services (or license of rights) with a fair market value in excess of US$100 million per annum, during the remaining term thereof, (ii) provides for any Company Group Member to receive any payments in excess of, or any rights or property with a fair market value in excess of, US$100 million during the remaining term thereof, (iii) contains covenants purporting to restrict materially the ability of any Company Group Member or its Affiliates to engage in any line of the Business in any geographical area or otherwise purporting to restrict their ability to market or sell products or services (other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty), (iv) relates to the acquisition or disposition by any Company Group Member within the last three years of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of, US$100 million and which contains material ongoing obligations of any Company Group Member, (v) provides for a material partnership, joint venture or other similar agreement or arrangement, (vi) contains the terms of or evidences the Indebtedness disclosed in paragraph 10 of Schedule 1 of the Disclosure Letter, (vii) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Benefit Plan or a Company Benefit Plan), or (viii) is a material Related Party Contract (other than Related Party Contracts entered into on an arms-length basis for the provision of insurance).

“Material Jurisdictions”	means the jurisdictions set out in Schedule 1.1(c) of the Disclosure Letter.

“Material Subsidiary”	means any Subsidiary of the Company that would constitute “a significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Materials”	has the meaning set out in clause 16.4.

“Non-Compete Period”	has the meaning set out in clause 13.2.

“Option”	has the meaning set out in clause 2.6.

“Option Deposit Amount”	has the meaning set out in clause 2.5(b).

“Option Exercise Date”	has the meaning set out in clause 2.6.

“Option Notice”	has the meaning set out in clause 2.6.

“Option Purchase Price”	has the meaning set out in clause 2.3.

“Option Shares”	means 4,481,505 shares of common stock of the Company, which represents 9.9% of the issued and outstanding shares of common stock of the Company.

“Order”	means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a Governmental Authority of competent jurisdiction.

“Other Breach Notice”	has the meaning set out in clause 7.12.

“Other Breach Trigger Event”	has the meaning set out in clause 7.12.

“Owner Trustee”	has the meaning set out in clause 3.1(e).

“Parent”	has the meaning set out in the preamble hereto.

“Parent Benefit Plan”	means each Benefit Plan that is or has been entered into, maintained or administered or contributed to, with respect to which there are obligations to contribute to, by the Parent or any of its Subsidiaries or Affiliates other than the Company Group Members.

“Parent Names and Marks”	has the meaning set out in clause 16.2.

“Permits”	has the meaning set out in paragraph 16 of Schedule 1.

“Permitted Liens” and “Permitted Lien” shall mean any such lien	means: (a) liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the Financial Statements to the extent required under GAAP; (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, material men, repairmen and other liens imposed by Law for amounts not yet due; (c) liens incurred or deposits made to a Governmental Authority in the ordinary course of business or as required by applicable Laws in connection with a governmental authorization, registration, filing, license, permit or approval; (d) liens incurred or deposits made in the ordinary course of the business of any Company Group Member in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business or which are shown by a current title report or other similar report or listing previously provided or made available to the Purchaser; (f) liens incurred in the ordinary course of the business of any Company Group Member securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property, respectively; (g) all licenses, settlements and covenants not to assert entered into in the ordinary course of the business of any Company Group Member; (h) zoning, building and other generally applicable land use restrictions; (i) liens that have been placed by a third party on the fee title of the real property constituting the leased real property or real property over which any Company Group Member has easement rights; (j) leases or similar agreements affecting the real property owned by any Company Group Member, provided that such leases and agreements have been previously provided or made available to the Purchaser in the Data Room; (k) liens or other restrictions on transfer imposed by applicable Laws; (l) liens granted on securities held for cash management purposes under repurchase and reverse repurchase agreements and liens granted under derivatives entered into in the ordinary course of the business of any Company Group Member; (m) clearing and settlement liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and the holding of legal title or other interests in securities or other investment properties by custodians or depositories in the ordinary course of the business of any

Company Group Member; (n) agreements with any Governmental Authorities or any public utilities or private suppliers of services, including subdivision agreements, development agreements and site control agreements in the ordinary course of business or as required by applicable Law (provided that such agreements do not materially interfere with the ordinary conduct of business of any Company Group Member); (o) rights of any Owner Trustee with respect to any FAA Aircraft registered with the FAA; and (p) with respect to any aircraft, airframe, aircraft engine or aircraft part: (i) the rights conferred by the Lease Documents and Aircraft Trading Agreements; (ii) any “Permitted Liens” (or any other phrase with substantially similar meaning) under the terms of the relevant Lease Documents; (iii) Encumbrances for which the applicable Lessee (other than a Company Group Member) is responsible or for which the applicable Lessee is to indemnify the lessor under the terms of the applicable Lease Documents; (iv) in respect of a Economic Interest Aircraft, any Encumbrance created pursuant to a related Economic Interest Aircraft Transfer Agreement or Economic Interest Aircraft Escrow Agreement; (v) Encumbrances which do not materially detract from the value of such Aircraft or any Company Group Member’s interest in such Aircraft, or materially interfere with the use of such Aircraft in substantially the manner used before the Signing Date; (vi) Encumbrances created by, or resulting from the actions or omissions of, Lessees or third parties during the term of a Lease Agreement or thereafter but prior to repossession of the relevant Aircraft by a Company Group Member; or (vii) Encumbrances securing an obligation incurred by any Lessee.

“Person”	means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Potential Contributor”	has the meaning set out in clause 7.2.

“PRC”	means the People’s Republic of China.

“Pre-Completion Covenants”	means the covenants contained in this Agreement that by their terms are expected to be complied with prior to Completion.

“Pre-Completion Tax Period”	has the meaning set out in clause 14.3.

“Proprietary Rights”	has the meaning set out in paragraph 21 of Schedule 1.

“Purchase Price”	has the meaning set out in clause 2.3.

“Purchaser”	has the meaning set out in the preamble hereto.

“Purchaser Indemnitees”	has the meaning set out in clause 7.2.

“Purchaser Related Parties”	has the meaning set out in clause 7.17.

“Purchaser Warranties”	has the meaning set out in clause 6.5.

“Related Party Contract”	has the meaning set out in paragraph 15 of Schedule 1.

“Relevant Date”	has the meaning set out in clause 28.3(b).

“Replacement DC Plan”	has the meaning set out in clause 9.6(b).

“Reports”	has the meaning set out in paragraph 17 of Schedule 1.

“Representative”	of a Person means such Person’s Affiliates and the directors, officers, employees, advisers, agents, consultants, accountants, attorneys, sources of financing, investment bankers and other representatives of such Person and of such Person’s Affiliates.

“Respondent(s)”	has the meaning set out in clause 29.3.

“Restricted Activity”	has the meaning set out in clause 13.2.

“Restricted Business”	has the meaning set out in clause 13.2.

“Retained Group”	means, with the exception of the members of the Company Group, the Parent, its Subsidiaries and any Subsidiary of any such Subsidiary from time to time.

“Retained NQ Liabilities”	has the meaning set out in clause 9.6(a).

“scienter”	shall have its meaning under the Federal common law of the United States.

“SEC”	means the U.S. Securities and Exchange Commission.

“Section 338 Allocation Schedule”	has the meaning set out in clause 14.2.

“Securities Act”	means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder.

“Securities Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder.

“Seller”	has the meaning set out in the preamble hereto.

“Seller Burdensome Condition”	has the meaning set out in clause 4.1.

“Senior Employee”	means every employee of the Company Group with an annual base salary rate, in excess of US$200,000 per annum (or its equivalent in local currency at exchange rates prevailing at the Signing Date), and every director of a member of the Company Group who is also an employee.

“Shares”	means 36,259,446 shares of common stock of the Company, which represents 80.1% of the issued and outstanding shares of common stock of the Company.

“Shares Purchase Price”	has the meaning set out in clause 2.3.

“Signing Date”	means the date of this Agreement.

“Straddle Period”	has the meaning set out in clause 14.3.

“Stockholders’ Agreement”	has the meaning set out in the recitals hereto.

“Subsequent Completion”	has the meaning set out in clause 5.1, which, for the avoidance of doubt, may occur on the same date as the Initial Completion.

“Subsequent Completion Date”	has the meaning set out in clause 5.3.

“Subsidiary”	in respect of a Person, means any corporation, partnership, joint venture, trust, limited liability company, unincorporated association or other entity in respect of which such Person: (w) is entitled to more than 50% of the interest in the capital or profits; (x) holds or controls a majority of the voting securities or other voting interests; (y) has rights via holdings of debt or other contract rights that are sufficient for control and consolidation for GAAP purposes; or (z) has the right to appoint or elect a majority of the board of directors or Persons performing similar functions.

“Swap Contracts”	means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, emission rights, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement; provided that “Swap Contracts” shall not include (i) the stock purchase contracts that constitute a component of the Parent’s outstanding hybrid securities issued in the form of equity units, (ii) any right, option, warrant or other award made under an employee benefit plan, employment contract or other similar arrangement or (iii) any right, warrant or option or other convertible or exchangeable security or other instrument issued by the Parent or any Subsidiary or Affiliate of the Parent or any Subsidiary for capital raising purposes.

“Tax Authority”	means any government, state or municipality or any regional, provincial, state, federal or other fiscal, revenue, customs and excise authority, body, official or other Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claim”	has the meaning set out in clause 14.7.

“Tax Materials”	has the meaning set out in clause 14.6.

“Tax Package”	has the meaning set out in clause 14.4.

“Tax Returns”	means all returns and reports (including notices, accounts, computations, statements, assessments, registrations, elections, declarations, estimates, claims for refund and information and land transaction returns), including any schedule or attachment thereto, required to be supplied to a Tax Authority relating to Taxes.

“Taxes”	has the meaning set out in paragraph 25.1 of Schedule 1.

“Third Party Claim”	has the meaning set out in clause 7.3.

“Transaction”	has the meaning set out in the recitals hereto.

“Transaction Agreements”	means, collectively, this Agreement, the Disclosure Letter, the instrument of transfer of the Shares and, if applicable, the Option Shares, the Equity Commitment Letter, the Stockholders’ Agreement, the Escrow Agreement, the Transitional Services Agreement and the officers certificates referred to in Schedule 3.

“Transfer Taxes”	has the meaning set out in clause 14.9.

“Transitional Services Agreement”	means, the transitional services agreement, among the Seller, the Parent and the Purchaser, to be mutually agreed by the parties.

“Treasury Regulations”	means the regulations prescribed under the U.S. Tax Code.

“Triggered Facilities”	has the meaning set out in clause 8.3.

“Unaudited Financial Statements”	has the meaning set out in paragraph 5 of Schedule 1.

“U.S. Citizen”	means a Person who is a citizen of the United States as defined in Section 40102(a)(15) of Title 49 of the U.S. Code.

“U.S. Tax Code”	means the U.S Internal Revenue Code of 1986, as amended.

“Warranties”	means the warranties of the Parent and the Seller set out in Schedule 1.

1.2	The headings in this Agreement do not affect its interpretation.

1.3	The schedules form part of this Agreement.

1.4	References to “US$” or “U.S. dollars” are to U.S. dollars.

1.5	Any reference to a “company” includes any company, corporation or other body corporate, wherever and however incorporated or established.

1.6	Any reference to a statute, statutory provision or subordinate legislation (“legislation”) includes references to:

(a)	that legislation as re-enacted or amended by or under any other legislation before or after the Signing Date;

(b)	any legislation which that legislation re-enacts (with or without modification); and

(c)	any subordinate legislation made under that legislation before or after the Signing Date, as re-enacted or amended as described in (a), or under any legislation referred to in (b).

1.7	Any reference to writing shall include any mode of reproducing words in a legible and non-transitory form.

1.8	All computations of interest with respect to any payment due to a Person under this Agreement shall be based on the Interest Rate on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement will be due on a day other than a Business Day, such payment will be made on the next succeeding Business Day, and such extension of time will be included in the computation of payment of interest.

1.9	References to one gender include all genders and references to the singular include the plural and vice versa.

1.10	For the purposes of this Agreement, the Parent shall be deemed not to be Controlled by any Person.

1.11	References to “ordinary course” or words of similar meaning when used in this Agreement shall mean with respect to any Person “the ordinary course of business of such Person, consistent with past practice, subject to such changes by such Person and/or its Affiliates as are reasonably necessary in light of the then current operating conditions and developments with respect to such Person and/or its Affiliates, without regard to the transactions contemplated by this Agreement” unless specified otherwise.

1.12	References to “includes” or “including” or words of similar meaning when used in this Agreement shall mean “including without limitation” unless specified otherwise.

2.	Sale and Purchase of the Shares and the Option Shares; Deposit; Option

2.1	On the terms of this Agreement and subject to the Conditions, the Seller shall sell, and the Purchaser shall purchase (a) at the Initial Completion, the Shares, and (b) at the Subsequent Completion, if the Option is exercised in accordance with the terms hereof, the Option Shares, in each case free and clear of all Encumbrances and with all rights attached or accruing to them at the applicable Completion.

2.2	The Seller and the Parent covenant with the Purchaser that the Seller has the right to transfer legal and beneficial title to the Shares and the Option Shares.

2.3	The total consideration for the sale of the Shares shall be US$4,227,500,000 (the “Shares Purchase Price”) and the consideration for the sale of the Option Shares, if the Option is exercised in accordance with the terms hereof, shall be US$522,500,000 (the “Option Purchase Price”, together with the Shares Purchase Price, the “Purchase Price”), in each case payable in cash to the Seller by the Purchaser at the applicable Completion in accordance with the provisions of Schedule 3.

2.4	The Seller shall transfer and the Parent shall cause the Seller to transfer to the Purchaser (a) at the Initial Completion, the Shares and (b) at the Subsequent Completion, if the Option is exercised in accordance with the terms hereof, the Option Shares.

2.5	Deposit Amount.

(a)	The Purchaser shall, as soon as practicable following the Signing Date and, in any event, no later than the later of (i) March 15, 2013 and (ii) ten (10) days after the date on which the conditions in clauses 3.1(f) and (g) have been fulfilled for both the purchase of the Shares and the purchase of the Option Shares by the Investors (the “Deposit Due Date”), deposit or cause to be deposited into the account established with the Escrow Agent (the “Escrow Account”) by bank wire of immediately available funds an amount equal to the RMB equivalent of US$422,750,000 (the “Initial Deposit Amount”) pursuant to the Escrow Agreement.

(b)	If the Purchaser exercises the Option, the Purchaser shall deposit or cause to be deposited into the Escrow Account by bank wire of immediately available funds an amount equal to the RMB equivalent of US$52,250,000 (the “Option Deposit Amount”, together with the Initial Deposit Amount, the “Deposit Amount”) pursuant to the Escrow Agreement. In the event that the Purchaser breaches its obligation to deposit or cause to be deposited the Option Deposit Amount in accordance with this clause 2.5(b), the Parent’s sole remedy shall be to terminate the Option set forth herein by providing written notice to the Purchaser of such termination.

(c)

The Deposit Amount shall be applied in the manner set forth herein. The Escrow Agent shall release to the Seller (a) the Initial Deposit Amount on the Initial Completion Date as a partial payment of the Shares Purchase

Price and (b) the Option Deposit Amount on the Subsequent Completion Date as a partial payment of the Option Purchase Price, but, in each case, only after receiving written instructions from the Purchaser (or the Arbitral Tribunal) to proceed with the applicable release. The parties shall execute an instruction letter to the Escrow Agent each time this Agreement requires the release of the Deposit Amount. The Escrow Agent shall otherwise release the applicable Deposit Amount, in whole or in part, to the Purchaser or the Seller in the manner described herein.

(d)	As between the Seller and the Purchaser, on the one hand, and the Escrow Agent, on the other, the Deposit Amount shall be applied in the manner set forth in the Escrow Agreement. In the event of any inconsistency between the terms of this Agreement and the Escrow Agreement, the terms of this Agreement shall control as between the Purchaser and the Seller.

2.6	At any time on or prior to the Deposit Due Date, the Purchaser may deliver one written notice (the “Option Notice”) to the Seller and Parent exercising its option (the “Option”) to purchase all (but not less than all) of the Option Shares from the Seller in accordance with the terms and conditions hereof; provided that the Investors shall have simultaneously delivered to the Purchaser an amended Equity Commitment Letter reflecting commitments of the Investors to fund 100% of the increased Purchase Price. Upon delivery of the Option Notice in accordance with clause 18, all provisions herein relating to the Option Shares shall become immediately effective. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall have no obligation to exercise the Option, and any failure by the Purchaser to exercise the Option shall not be deemed a breach of any provision hereof. The date on which the Option Notice, if any, is delivered is referred to as the “Option Exercise Date.”

2.7

Except as otherwise provided herein, the Purchaser shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable to the Seller pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. If any such withholding or deduction is imposed in a jurisdiction (other than the United States or any jurisdiction therein) as a result of a present or former connection of the Purchaser (including of the Purchaser’s beneficial owners) to such jurisdiction, the Purchaser shall increase the amount of the payment by an amount necessary such that Seller receives the amount it would have received had no such deduction and withholding been required. If the Purchaser withholds or deducts (or causes to be withheld or deducted) any amounts not subject to the payment of an increased amount pursuant to the foregoing sentence, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that the Purchaser shall inform Seller at least five (5) business days in advance of any such withholding or deduction and shall cooperate with Seller to take commercially reasonable steps to reduce or eliminate such withholding or deduction.

2.8	If requested by the Purchaser no later than thirty (30) days prior to the Initial Completion, the Seller and the Parent will reasonably cooperate with the Purchaser to structure the Transaction as (i) a transfer of all of the outstanding shares of common stock of the Company to a wholly-owned, special purpose corporation organized under the laws of the United States or a political subdivision thereof (“Company Holdings”) in exchange for all of the common stock of Company Holdings and nonvoting preferred stock of Company Holdings with a liquidation preference of no more than $53 million, followed by (ii) a sale to the Purchaser pursuant to the Amended Agreement of each class of shares of Company Holdings; provided that the rights of the Seller and the Parent in the revised Company Holdings structure (and the ability of the Seller and the Parent to enforce the same) shall replicate to the fullest extent practicable the rights that the Seller and Parent would have if they held their interest directly in the Company. The sale referred to in clause (ii) of the preceding sentence shall be of the same percentage ownership of each class of shares of Company Holdings as the percentage ownership of the Company represented by the Shares and, if the Option is exercised, the Option Shares, as the case may be. In the event the transactions are structured in this manner, the parties will amend this Agreement (the “Amended Agreement”) solely to the extent necessary to properly reflect the transfer to Company Holdings and the sale of shares of Company Holdings (rather than those of the Company) described in clauses (i) and (ii) of the first sentence of this clause 2.8, with all other provisions, terms and conditions remaining the same.

3.	Conditions to Each Completion

3.1	The respective obligations of the Seller and the Purchaser in any Completion to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Initial Completion or the Subsequent Completion (as the case may be), of each of the following conditions:

(a)	the approvals listed in Part A (PRC approvals) of Schedule 5 (solely to the extent applicable to the Initial Investors if the Option has not been exercised, or to the extent applicable to all Investors if the Option has been exercised) being obtained;

(b)	the approvals listed in Part A (PRC approvals) of Schedule 5 (solely to the extent applicable to the Initial Investors if the Option has not been exercised, or to the extent applicable to all Investors if the Option has been exercised) being obtained without the imposition of any Seller Burdensome Condition;

(c)	the approvals listed in Part B (other regulatory and anti-trust approvals) of Schedule 5 (solely to the extent applicable to the Initial Investors if the Option has not been exercised, or to the extent applicable to all Investors if the Option has been exercised) being obtained or deemed to have been obtained by expiration of the applicable waiting period, in each case, without the imposition of any Burdensome Condition;

(d)	the approvals listed in Part B (other regulatory and anti-trust approvals) of Schedule 5 (solely to the extent applicable to the Initial Investors if the Option has not been exercised, or to the extent applicable to all Investors if the Option has been exercised) being obtained or deemed to have been obtained by expiration of the applicable waiting period, in each case, without the imposition of any Seller Burdensome Condition;

(e)	the title to, and registration with the FAA of, each aircraft (i) (x) title to which was, as of the Lease Disclosure Date, owned directly by a Company Group Member or (y) that is acquired by a Company Group Member after such date and (ii) that, immediately prior to Initial Completion, is beneficially owned by a Company Group Member and registered with the FAA (each such aircraft, an “FAA Aircraft”), being held by, and registered with the FAA in the name of, an owner trustee that is a U.S. Citizen and that is Wilmington Trust, Wells Fargo, Bank of Utah, US Bank, Bank of New York Mellon, Deutsche Bank or another person reasonably acceptable to the Seller after consultation with the Purchaser (an “Owner Trustee”), in each case, for the benefit of the Company under a trust agreement between the Owner Trustee and the Company, as owner participant, in substantially the form of the Trust Agreement (Aircraft 32A-2797 (Delaware Trust) Trust) dated as of October 22, 2012 between the Company as owner participant and Wilmington Trust Company as Owner Trustee or such other form as shall have been approved by the Aeronautical Center Counsel;

(f)

either (i) CFIUS having provided notice to the effect that review or investigation of the transactions contemplated by the Transaction Agreements has concluded and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation under FINSA or (ii) the President of the United States not having taken action to block or prevent the consummation of the transactions contemplated by this Agreement under FINSA and the applicable period of time for the President to take such action shall have expired without extension, in either case, solely to the extent applicable to the Initial Investors if the Option has not been exercised, or to the extent applicable to all Investors if the Option has been exercised, and without the imposition of any Burdensome Condition;

(g)	either (i) CFIUS having provided notice to the effect that review or investigation of the transactions contemplated by the Transaction Agreements has concluded and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation under FINSA or (ii) the President of the United States not having taken action to block or prevent the consummation of the transactions contemplated by this Agreement under FINSA and the applicable period of time for the President to take such action shall have expired without extension, in either case, solely to the extent applicable to the Initial Investors if the Option has not been exercised, or to the extent applicable to all Investors if the Option has been exercised, and without the imposition of any Seller Burdensome Condition;

(h)	the Company shall have (i) divested or destroyed all defense articles, including any technical data and technology (including intellectual property in the form of plans, instructions, blue-prints, computer programs, patents, pending patents, etc.), in the Company’s possession or control, including data on computer systems, their archives or in hard drives; (ii) certified such divestiture or destruction to DDTC; (iii) terminated its ITAR Registration with DDTC, (iv) terminated, surrendered, or transferred all licenses or approvals issued to the Company pursuant to 22 C.F.R. § 123, and (v) resolved any requests by DDTC for action in connection with any such certifications or terminations;

(i)

(i) the Fundamental Warranties in paragraphs 1.1, 1.2, 1.4, 1.5, 1.6, 1.7, 2.1(ii), 2.2 (solely with respect to the Company), 2.3, and 3 of Schedule 1 being true and correct in all respects as of the Initial Completion Date and the Fundamental Warranties in paragraphs 1.1, 1.4, 1.6, 1.7, 3.1 and 3.2 (with respect to the Option Shares) of Schedule 1 being true and correct in all respects as of the Subsequent Completion Date (if applicable), in each case as though made on such Completion Date, (ii) all other Fundamental Warranties being true and correct in all material respects as of the Initial Completion Date as though made on the Initial Completion Date, (iii) the Manufacturer Agreement Warranty (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) being true and correct in all material respects as of the Initial Completion Date as though made on the Initial Completion Date, (iv) the Disclosure Warranty being true and correct as of the Company Prospectus Date, and

(v) all other Warranties being true and correct as of the Initial Completion Date as though made on the Initial Completion Date (except in each case that those Warranties specified by their terms to be made only as of a specified date shall be true and correct only as of such date), in the case of (iv) and (v) without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, and in the case of (iv) and (v) except to the extent that any failure or failures of any such Warranties to be true and correct as of the Company Prospectus Date (in the case of the Disclosure Warranty) or the Initial Completion Date (in the case of all other Warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(j)	the Purchaser Warranties being true and correct in all material respects as of the Initial Completion Date and the Subsequent Completion Date (as the case may be) as though made on such Completion Date (except in each case that those Purchaser Warranties made only as of a specified date shall be true and correct only as of such specified date), except to the extent any failure or failures of such Purchaser Warranties to be true and correct as of such Completion Date or such other specified date, as applicable, individually or in the aggregate, shall not have given rise to a material adverse effect on the ability of the Purchaser to complete the transactions contemplated by this Agreement;

(k)	the Parent’s covenants under clause 8.1 and Schedule 2 having been complied with as of the Initial Completion Date in all material respects;

(l)	no Material Adverse Effect having occurred between the Signing Date and the Initial Completion Date; and

(m)	no Order by any Governmental Authority of competent jurisdiction shall be in effect, and no Law shall have been enacted by any Governmental Authority of competent jurisdiction that, in any case, restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Agreements; provided that the party invoking this condition must have complied in all material respects with its obligations in clause 4.

3.2	The Purchaser may waive in writing in whole or in part all or any of the Conditions set out in clause 3.1(a), (c), (f), (i), (k) or (l). The Seller may waive in writing in whole or in part the Conditions set out in clause 3.1(b), (d), (g) or (j). The Conditions set out in clause 3.1(e), (h) or (m) may be waived only by mutual agreement of the Seller and the Purchaser.

4.	Agreements to Implement

4.1	The Purchaser agrees to use best efforts to take the steps necessary, proper or advisable (including in connection with any requirement of any anti-trust, competition or anti-monopoly Governmental Authority, agreeing to divest Company Group assets or any business or assets of the Purchaser, any Investor or any of their respective Affiliates) to obtain or cause to be obtained as promptly as practicable after the Signing Date (which shall not be later than any date required by applicable Law) all Governmental Approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Agreements, including the regulatory and anti-trust approvals listed in Schedule 5, save that no party shall be obliged to agree to any action that would contravene any applicable Law, or would result in the imposition of any Burdensome Condition. “Burdensome Condition” means any action or condition that (i) requires the Purchaser or any of its Affiliates to agree to provide any capital to any Company Group Member, (ii) requires the Purchaser or any of its Affiliates to agree to reduce its ownership stake or voting (or similar control) rights in the Company (or enter into any commitment to reduce its ownership stake or voting (or similar control) rights over time) or otherwise change the direct or indirect governance or ownership structure of the Purchaser, any Investor, the Company or any Material Subsidiary, including by entering into any joint venture, partnership, voting trust or similar arrangement with any partner, co-investor or other third party (other than the Investors), or (iii) individually or in the aggregate with any other actions proposed to be taken in accordance with clause 4.1, would result in, or would reasonably be expected to result in, a material adverse effect on the present or prospective consolidated business, assets, liabilities, results of operations or condition (financial or otherwise) of the Purchaser and its Affiliates (without giving effect to the acquisition of any Group Company), taken as a whole, or of the Company Group, taken as a whole. “Seller Burdensome Condition” means any action or condition that (i) requires the Seller or the Parent or any of their respective Affiliates to agree to provide any capital to any Company Group Member, (ii) requires the Seller or the Parent or any of their respective Affiliates to agree to reduce its ownership stake or voting (or similar control) rights in the Company (or enter into any commitment to reduce its ownership stake or voting (or similar control) rights over time) or otherwise change the governance or ownership structure of the Seller, the Parent or their respective Material Subsidiaries, including by entering into any joint venture, partnership, voting trust or similar arrangement with any partner, co-investor or other third party, or (iii) individually or in the aggregate with any other actions proposed to be taken in accordance with clause 4.3, would result in, or would reasonably be expected to result in, a material adverse effect on the present or prospective consolidated business, assets, liabilities, results of operations or condition (financial or otherwise) of the Seller and the Parent or any of their respective Affiliates (without giving effect to the acquisition of any Group Company), taken as a whole.

4.2	Other than exercise of the Option, no party shall take any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of the Governmental Approvals that are necessary, proper or advisable under the Transaction Agreements and applicable to complete and make effective the transactions contemplated by the Transaction Agreements; provided that if the Option Exercise Date is after February 8, 2013 and Purchaser’s exercise of the Option is reasonably likely to prevent or delay Initial Completion beyond the Long-Stop Date, then the sale and purchase of the Option Shares shall be delayed until after the Initial Completion Date.

4.3	Subject to the restrictions set forth in clause 8.1, the Parent and the Seller agree to use best efforts to take the steps necessary, proper or advisable to obtain or cause to be obtained as promptly as practicable after the Signing Date all Governmental Approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Agreements, including the regulatory and anti-trust approvals listed in Schedule 5; provided that neither the Parent nor the Seller shall be obliged to agree to any action that would contravene any applicable Law or would result in the imposition of any Burdensome Condition or any Seller Burdensome Condition.

4.4

The Purchaser, on the one hand, and the Parent and the Seller, on the other hand, shall promptly make or cause to be made as soon as practicable after the Signing Date with all due dispatch all filings and notifications with all Governmental Authorities that are necessary to complete and make effective the transactions contemplated by the Transaction Agreements. Subject to the confidentiality provisions of the Confidentiality Agreements and/or the confidentiality provisions set forth in clause 15 herein and except where prohibited by applicable Law, each party shall promptly supply the other parties with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) clause 4.1 hereof. Except where prohibited by applicable Laws or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreements and/or the confidentiality provisions set forth in clause 15 herein, each of the parties shall, and shall use best efforts to procure that their respective Affiliates and shall use reasonable best efforts to procure that their respective Representatives: (a) promptly inform the other parties of any communication to or from any Governmental Authority, in each case regarding the Transaction or in connection with an investigation regarding the Transaction; (b) consult with the other parties prior to making any filing, taking a position with respect to any filing, or communicating with any Governmental Authority regarding the Transaction or in connection with an investigation regarding the Transaction; (c) permit the other party to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Authority by or on behalf of any party in connection with any legal proceeding related to this Agreement, the Transaction or in connection with an investigation regarding the Transaction (including any such legal proceeding relating to any anti-trust Law); (d) coordinate and cooperate fully with the other party in preparing and exchanging such information and providing such assistance as the other party might reasonably request; (e) to the extent permitted by any Governmental Authority, permit the other parties or its counsel to attend and participate at each meeting or conference regarding the Transaction or in connection with an investigation regarding the Transaction; and (f) promptly provide the other party (and its counsel) with copies of all correspondence, filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party or any of its Affiliates or Representatives with or to any Governmental Authority related to this Agreement or the Transaction or in connection with an investigation regarding the Transaction; provided that the foregoing shall not require any party or any of their respective Affiliates or Representatives to disclose: (x) any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality; or (y) any privileged information or confidential competitive information of any party. Each party may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this clause 4.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

4.5	Each party agrees to supply promptly any additional information and documentary material that may be requested by any Governmental Authority in connection with the aforementioned or any other applicable Laws.

4.6	Subject to the terms and conditions set out in this Agreement, and without limiting the generality of the other undertakings contained in this clause 4, each of the Parent, the Seller and the Purchaser agrees to promptly provide to any relevant Governmental Authority all information, documents or testimony reasonably requested by such Governmental Authority or that are reasonably necessary, proper or advisable to permit completion of the transactions contemplated by this Agreement or the other Transaction Agreements.

4.7	The Seller and the Parent on the one hand and the Purchaser on the other undertake to disclose in writing to the other anything of which they become aware which, will or will be reasonably likely to, prevent any of the Conditions set out in clause 3.1 from being satisfied on or prior to the Long-Stop Date, as applicable, as soon as reasonably practicable after it comes to the notice of any of them.

4.8	The Seller and the Parent shall use their best efforts to provide, and to procure that the Company Group provides, promptly, all co-operation, information, documentation and assistance which is necessary or reasonably requested by the Purchaser in connection with:

(a)	fulfillment of the Conditions set out in clauses 3.1(a), (b), (c), (d), (e), (f), (g) and (h);

(b)	making submissions, applications, notifications or filings to, providing information to, engaging in discussions, negotiations, or any other communication with, or obtaining any permission, approval, consent, waiver or other determination (whether binding or not) from (in each case) any Governmental Authority, or evaluating or assessing any matter in connection with any Condition, or otherwise in connection with the Transaction;

which co-operation, information, documentation and assistance shall include:

(c)	the provision of information about the Parent, the Seller, any of their respective Affiliates, members of the Company Group and any of their directors or managers;

(d)	making submissions, applications, notifications or filings (whether or not joint) to, providing information to, or engaging in discussions, negotiations, or any other communication with, any Governmental Authority; and

(e)	providing access to, and ensuring that assistance is provided by, its professional advisers, including all assistance reasonably required or necessary.

The Parent and the Seller further agree that all information and documentation provided by them pursuant to this clause 4.8 shall be prepared in good faith and shall not be misleading in any material respect.

4.9	As promptly as practicable after the Signing Date, the Seller and the Purchaser shall make, or cause to be made, a joint voluntary notice to the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to the U.S. Defense Production Act of 1950, 50 U.S.C. App. 2170, as amended by the Foreign Investment and National Security Act of 2007, 50 U.S.C. App. 2061, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (“FINSA”), with respect to the transactions contemplated by this Agreement. Each of the Seller and the Purchaser shall provide, or cause to be provided, to CFIUS any additional or supplemental information, documents, submissions or materials requested by CFIUS or its member agencies that are required or related to such CFIUS notice and any subsequent investigation and, in cooperation with each other, shall use their best efforts to finally and successfully complete, as promptly as practicable, the CFIUS review process and make such undertakings as may be required or appropriate in connection therewith, including adoption of such measures as may be required or requested by CFIUS; provided that the Purchaser, the Investors, the Seller and Parent shall not be obliged to agree to any action that would contravene any applicable Law or would result in the imposition of any Burdensome Condition or Seller Burdensome Condition, as applicable.

4.10	The Seller, the Parent, and the Company shall, subject to the Purchaser’s consent (which shall not be unreasonably withheld, conditioned or delayed), use their best endeavors to resolve any request by DDTC for action in connection with the Company’s filings and notifications to DDTC. Notwithstanding the immediately preceding sentence, in no event shall the Purchaser be required to consent to take any action in connection with the ITAR filings and notifications that would involve or would reasonably be expected to result in the imposition of any Burdensome Condition.

4.11	The Purchaser shall use its best efforts to provide, promptly, all co-operation, information, documentation and assistance which is necessary or reasonably requested by the Parent in connection with:

(a)	fulfillment of the Conditions set out in clauses 3.1(a), (b), (c), (d), (e), (f), (g) and (h);

(b)	making submissions, applications, notifications or filings to, providing information to, engaging in discussions, negotiations, or any other communication with, or obtaining any permission, approval, consent, waiver or other determination (whether binding or not) from (in each case) any Governmental Authority, or evaluating or assessing any matter in connection with the Conditions referred to in clauses 3.1(a), (b), (c), (d), (e), (f), (g) or (h);

which co-operation, information, documentation and assistance shall include:

(c)	the provision of information about the Purchaser, the Investors, their respective Affiliates and any of their directors or managers;

(d)	making submissions, applications, notifications or filings (whether or not joint) to, providing information to, or engaging in discussions, negotiations or any other communication with, any Governmental Authority; and

(e)	providing access to, and ensuring that assistance is provided by, its professional advisers, including all assistance reasonably required or necessary.

The Purchaser further agrees that all information and documentation provided by them pursuant to this clause 4.11 shall be prepared in good faith and shall not be misleading in any material respect.

4.12	The Purchaser shall not be in breach of any provision of this clause 4 in the event that the circumstances that would otherwise constitute a breach arise, directly or indirectly, as a result of a failure by the Seller and/or the Parent to comply with its obligations under clauses 4.2¸ 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 or 4.10, or otherwise as a consequence of information on the Company Group or the Parent or its Affiliates that is required not being made available to the Purchaser and/or any Governmental Authority.

4.13	Neither the Seller nor the Parent shall be in breach of any provision of this clause 4 in the event that the circumstances that would otherwise constitute a breach arise, directly or indirectly, as a result of a failure by the Purchaser to comply with its obligations under clauses 4.1, 4.2¸ 4.4, 4.5, 4.6, 4.7, 4.9 or 4.11 or otherwise as a consequence of information on the Purchaser or its Affiliates that is required not being made available to the Parent, the Seller and/or any Governmental Authority.

5.	Initial Completion; Subsequent Completion

5.1	On a date to be nominated by the Purchaser, being not later than five (5) Business Days following the date on which the last of the Conditions with respect to the Initial Completion has been satisfied or (if applicable) waived (other than those Conditions that by their nature are to be satisfied at the Initial Completion, but subject to the satisfaction or waiver of those conditions at the Initial Completion), or on such other date as the parties may agree in writing, completion of the sale and purchase of the Shares shall take place in the manner specified herein (the “Initial Completion”).

5.2	If the Option Exercise Date is after February 8, 2013, then, on a date to be nominated by the Purchaser, being not earlier than the Initial Completion Date and not later than five (5) Business Days following the date on which the last of the Conditions with respect to the Subsequent Completion has been satisfied or (if applicable) waived (other than those Conditions that by their nature are to be satisfied at the Subsequent Completion, but subject to the satisfaction or waiver of those conditions at such Completion), or on such other date as the parties may agree in writing, completion of the sale and purchase of the Option Shares shall take place in the manner specified herein (“Subsequent Completion”). The Subsequent Completion Date shall take place on the Initial Completion Date if reasonably practicable.

5.3	Each Completion shall take place at the offices of Simpson Thacher & Bartlett, 35/F, ICBC Tower, 3 Garden Road, Hong Kong or such other place or time as the parties may agree in writing (the date on which the Initial Completion takes place being the “Initial Completion Date” and the date on which the Subsequent Completion takes place being the “Subsequent Completion Date”); provided that if the Option Exercise Date is on or prior to February 8, 2013, then the consummation of the sale and purchase of the Shares and the Option Shares shall take place on the Initial Completion Date.

5.4	At each Completion, the parties shall comply with their respective obligations in Schedule 3 in accordance with the timeframes set out in that schedule.

5.5	Each party acknowledges and agrees that following the Initial Completion or the Subsequent Completion (as the case may be), none of the parties shall be entitled to rescind this Agreement (absent actual fraud) and, accordingly, each party, to the maximum extent permitted by Law, waives all and any rights of rescission it may have in respect of this Agreement after the Initial Completion or the Subsequent Completion (as the case may be) (absent actual fraud).

6.	Warranties

6.1	The Parent and the Seller hereby warrant to the Purchaser that (i) the Disclosure Warranty is true and correct as of the Company Prospectus Date, (ii) the Fundamental Warranties in paragraphs 1.1, 1.4, 1.5, 1.6, 1.7, 3.1 and 3.2 (with respect to the Option Shares) of Schedule 1 are true and correct as of the Completion Date, and (iii) all other Warranties are true and correct as at the Signing Date and will be true and correct as of the Initial Completion Date as if repeated immediately prior to the Initial Completion (or, where the Warranty is given by reference to another date, at such other date), in each case subject to, and as qualified by, the Disclosure Letter (it being understood and agreed that disclosure of any item in any section or subsection of the Disclosure Letter shall be deemed disclosed with respect to any other section or subsection (other than paragraph 6.1 of Schedule 1 of the Disclosure Letter) of the Disclosure Letter to the extent that the relevance of such item is readily apparent).

6.2	Except for the Warranties, none of the Parent, the Seller and their respective Affiliates and their respective Representatives makes any representation or warranty of any kind, oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to the Seller, the Company, the Company Subsidiaries, the business of the Company and the Company Subsidiaries, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any representation or warranty relating to the financial condition, operations, assets or liabilities, probable success or profitability of any of the foregoing entities. Except for the Warranties, in the absence of actual fraud, the Parent and the Seller disclaim all liability and responsibility for any other representations or warranties or any other information made or supplied by or on behalf of the Parent, the Seller or any of their respective Affiliates or their respective Representatives, and all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or its Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Purchaser by any Representative of the Parent or any of its Affiliates).

6.3	The Seller and the Parent undertake to disclose in writing to the Purchaser anything to the knowledge of the Parent that is or is reasonably likely to constitute:

(a)	a breach of Warranty that, without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, has had, or would reasonably be expected to have, a Material Adverse Effect,

(b)	a material breach of the Parent’s or the Seller’s covenants under clause 4, clauses 8.1, 8.3, 8.4, 9.4, 9.5, and 9.6, or Schedule 2, or

(c)	the occurrence of a Material Adverse Effect after the Signing Date,

promptly upon it coming to the notice of the Seller or the Parent between the Signing Date and the Initial Completion Date.

6.4	The Seller and the Parent undertake, in the absence of actual fraud, that if any claim is made against them in connection with the sale of the Shares and, if the Option is exercised in accordance with the terms hereof, the Option Shares, to the Purchaser, not to make any claim against any member of the Company Group or any past or present director, employee, agent or adviser of any such member on whom it may have relied before agreeing to any term of the Transaction Agreements or authorizing any statement in the Disclosure Letter.

6.5	The Purchaser hereby warrants to the Parent and the Seller as at the Signing Date and as at each Completion as follows (the “Purchaser Warranties”):

(a)	There are no direct or indirect legal or beneficial owners of the outstanding shares (or other equity interests) of the Purchaser, other than the Investors and Persons wholly owned by one or more Investors;

(b)	each of the Purchaser and the Investors is a company duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation with full power and authority to conduct such business as it presently conducts, and has been in continuous existence since its incorporation;

(c)	each of the Purchaser and the Investors (i) has all requisite power to enter into, and (ii) has or will prior to the Completion have, or will have, all requisite power and authority to complete the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is a party. The execution and delivery by each of the Purchaser and the Investors of each of the Transaction Agreements to which it is a party, and, subject to satisfaction of the Conditions, the completion by each of the Purchaser and the Investors of the transactions contemplated by the Transaction Agreements, has been (or will prior to the Completion be) duly authorized by all requisite corporate or other similar action on the part of such person. Each of the Transaction Agreements to which the Purchaser or any Investor is a party has been, or upon execution and delivery thereof, will be, duly executed and delivered by such person;

(d)	the execution and delivery by each of the Purchaser and the Investors of the Transaction Agreements to which each is a party do not, and the completion by the Purchaser and the Investors of the transactions contemplated by the Transaction Agreements to which each is a party will not, require any Governmental Approvals (other than those (i) identified in Schedule 5 or (ii) for which the failure to obtain would not reasonably be expected to result in a material adverse effect on the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis);

(e)

the Purchaser has delivered to the Parent and the Seller a copy of the Equity Commitment Letter. The Equity Commitment Letter has not been amended, restated or otherwise modified, and the commitments contained in the Equity Commitment Letter have not been withdrawn, modified or rescinded in any respect, in each case except in accordance with the terms thereof. Subject to the terms and conditions contained in the Equity Commitment Letter, the aggregate proceeds to be provided pursuant to the Equity Commitment Letter will constitute sufficient funds available for the Purchaser to pay the Shares Purchase Price and, if the Option has been exercised in accordance with the terms hereof, the Option Purchase Price, and to perform in full all of the Purchaser’s obligations hereunder and under the other Transaction Agreements. Each Investor has agreed with the Purchaser that it will use its best efforts to take such actions necessary for the Purchaser to comply with its obligations under clause 4. The Purchaser acknowledges and agrees that the obligations of the Purchaser to effect the transactions contemplated by this Agreement and the Transaction Agreements are not conditioned upon the availability to the Purchaser or any of its Affiliates of any debt, equity or other financing in any form or amount whatsoever;

(f)	assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which the Purchaser or any Investor is a party constitutes, or upon execution and delivery thereof, will constitute, legal, valid and binding obligations of such person, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions; and

(g)

the Purchaser further acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by the Parent, the Seller, any of their respective Affiliates or their respective Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement and (ii) except for the Warranties, none of the Parent, the Seller and their respective Affiliates and their respective Representatives makes any representation or warranty of any kind oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to the Seller, the Company, the Company Subsidiaries, the business of the Company and the Company Subsidiaries, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any representation or warranty relating to the financial condition, operations, assets or liabilities, the probable success or profitability of any of the foregoing entities. Except for the Warranties, the Purchaser has not relied upon any other representations or warranties or any other information made or supplied by or on behalf of the Parent, the Seller or any of their respective Affiliates or their respective Representatives, and the Purchaser acknowledges and agrees that, absent actual fraud, none of the Parent, the Seller, their respective Affiliates or their respective Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or its Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Purchaser by any Representative of the Parent or any of its Affiliates), and the Purchaser acknowledges, agrees with and affirms the statements made in this clause 6.5(g).

6.6	Except for the Purchaser Warranties and the Warranties, the parties and their respective Affiliates and their respective Representatives:

(a)	do not make any other representation or warranty of any kind oral or written, express or implied, or of any nature whatsoever, oral or written, express or implied, with respect to itself, its Affiliates, their respective businesses, the Transaction Agreements or the transactions contemplated by the Transaction Agreements; and

(b)	in the absence of actual fraud, disclaim all liability and responsibility for any other representations or warranties or any other information made or supplied by or on behalf of the Purchaser or any of their respective Affiliates or their respective Representatives or any other Person, and all liability and responsibility for any other opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to any party or its Affiliates or their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to any party or its Affiliates or Representatives by any Representative of any party or any of its Affiliates or Representatives).

7.	Remedies and Termination

7.1

(a) With the exception of the Fundamental Warranties and the Pre-Completion Covenants of the Parent and the Seller set forth in clause 4 (which Pre-Completion Covenants shall survive until the Subsequent Completion, if applicable), the Warranties and the other Pre-Completion Covenants of the Parent and the Seller shall terminate and be extinguished at the Initial Completion upon and subject to the Initial Completion having been executed in full in accordance with clause 5 and shall not survive the Initial Completion, (b) the Parent and the Seller shall have no liability with respect to such Warranties or such other Pre-Completion Covenants of the Parent or the Seller after the Initial Completion and any claims therefor shall terminate and be extinguished as of the Initial Completion; provided that with respect to the Disclosure Warranty, (A) the Disclosure Warranty shall survive until April 30, 2014 and shall terminate and be extinguished on such date, (B) the aggregate Losses for which the Parent and the

Seller shall be liable to the Purchaser in respect of all breaches of such Disclosure Warranty shall not exceed 25% of the Purchase Price actually paid, and (C) the Parent and the Seller shall have liability to the Purchaser in respect of any breach of such Disclosure Warranty only to the extent that the Parent or the Seller would have liability under the federal securities laws of the United States to investors in a transaction in which all of the Shares and, if the Option is exercised in accordance with the terms hereof, the Option Shares, were sold by the Parent and the Seller to such investors by means of the Company Prospectus in a transaction exempt from the registration requirements of the Securities Act, including a requirement that the Parent or the Seller shall have acted with scienter in respect of such breach, and provided, further, that the liability of the Parent and the Seller for breaches of their respective covenants contained in Schedule 2 and clauses 8.1, 8.3, 8.4, 9.4, 9.5, 9.6, 15.1 and 19 shall survive the Initial Completion until April 30, 2014. The Fundamental Warranties shall survive indefinitely after the Initial Completion Date. The parties agree that (i) in this clause 7.1 they intend to shorten (in the case of the limited survival periods specified in this clause 7.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement, including with respect to the indemnification for breach of Fundamental Warranties pursuant to clause 7.2, must be delivered prior to the expiration of any applicable survival period specified herein for such representation or warranty, covenant or agreement, and (iii) any claims for breach, including with respect to the indemnification of Fundamental Warranties in clause 7.2, for which notice is not timely delivered in accordance with this clause 7 shall be expressly barred and are hereby waived, provided that if, prior to the survival date, a party shall have notified any other party in accordance with the requirements of this clause 7 of a claim for indemnification hereunder (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this clause 7 notwithstanding the passing of the survival date.

7.2	Subject to the limitations set forth in this Agreement, from and after the Completion Date, the Seller and Parent, jointly and severally, agree to indemnify, defend and hold harmless the Purchaser and its Affiliates (other than the Company Group Members) and its and their respective directors, officers, employees and agents (the “Purchaser Indemnitees”) from and against any and all Losses incurred by the Purchaser resulting from, related to or arising out of any breach by Seller of the Fundamental Warranties.

(a)	Any Purchaser Indemnitee shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder.

(b)	If the Purchaser Indemnitees receive any payment from the Seller or Parent in respect of any Losses in connection with an indemnification claim pursuant to this clause 7.2 and the Purchaser Indemnitees could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Seller or Parent, the Purchaser Indemnitees shall assign such of their rights to proceed against the Potential Contributor as are necessary to permit the Seller or Parent to recover from the Potential Contributor the amount of such payment.

7.3	A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought hereunder, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this clause 7.3 except to the extent the Indemnifying Party is actually prejudiced by such failure in connection with such claim.

(a)

Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this clause 7.3 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with its own counsel reasonably satisfactory to the Indemnified Party and at its own expense; provided that, as a condition to assuming such defense and control, the Indemnifying Party agrees and acknowledges its responsibility for Losses resulting from, related to or arising out of such Third Party Claim and shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party has assumed a defense of any Third Party Claim, (i) the Indemnifying Party will keep the Indemnified Person reasonably informed as to the status and progress of the Third Party Claim, including the receipt of material communications related thereto and copy the Indemnified Party on all material pleadings, filings and other correspondence relating thereto and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and involves solely money damages payable by the Parent or the Seller, and the Indemnifying Party shall (i) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party and (ii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. For the avoidance of doubt, the Indemnified Party shall not be liable for any compromise or settlement made by the Indemnifying Party which is not entered into in accordance with this Agreement.

(b)

If the Indemnifying Party does not give notice to the Indemnified Party of its election to assume the defense of a Third Party Claim within twenty (20) Business Days after receipt of such notice, and until the Indemnifying Party assumes such defense, or if the Indemnifying Party does not diligently pursue such defense (following written notice from the Indemnified Party of such failure and such failure continues beyond a reasonable period), the Indemnified Party shall be entitled to proceed with its own defense of the Third Party Claim at the reasonable expense of the Indemnifying Party and the Indemnifying Person will be bound by any determination made by the Indemnified Person in such Third Party Claim or any compromise or settlement effected by the Indemnified Party, including the payment of reasonable attorneys’ fees, costs and expenses incurred in connection therewith; provided, however, that the Indemnified Party shall provide at least twenty (20) Business Days advance written notice to the Indemnifying Party of any pending compromise or settlement of any Third Party Claim for which the Indemnified Person is proceeding with its own defense (which notice shall set forth or describe all material terms of the pending compromise or settlement in reasonable detail) and the Indemnifying Party shall not be liable for any compromise or settlement made by the Indemnified Person without the Indemnifying Party’s consent (such consent to not be unreasonably withheld, delayed or conditioned). With respect to any Third Party Claim for which the Indemnified Party is proceeding with its own defense in accordance with this clause 7.3, the Indemnified Party shall keep the Indemnifying Party reasonably informed as to all material developments related to the Third Party Claim and copy the Indemnifying Party on all material pleadings, filings and other correspondence relating thereto. The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim (not to be unreasonably withheld or delayed) or demand without the prior written consent of the Indemnifying Party and notwithstanding anything to the contrary in this clause 7, no Indemnifying Party shall have any liability under this clause 7.3 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party in violation of this Agreement

(c)	In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this clause 7.3 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this clause 7.3. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

(d)	Anything to the contrary in this Agreement notwithstanding, the Parent, the Seller and the Purchaser hereby agree that following the Completion, the sole and exclusive remedy of a party for any breach or inaccuracy of any Fundamental Warranties is pursuant to the indemnification procedures described in this clause 7. In furtherance of the foregoing, Purchaser hereby waives, from and after the Initial Completion Date, any and all other rights, claims and causes of action the Purchaser may have against the Seller, the Parent or any of their Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns in respect of any breach of the Fundamental Warranties (other than a claim for indemnification pursuant to this clause 7).

7.4	The aggregate Losses for which the Parent and the Seller shall be liable in respect of this Agreement, including pursuant to the indemnification provisions of clause 7.3, to the Purchaser shall not exceed the (i) the Purchase Price (if the Option has been exercised) or (ii) the Shares Purchase Price (if the Option has not been exercised). For the purposes of determining the amount of Losses that are the subject matter of a claim for indemnification under clause 7.4, each representation and warranty contained in this Agreement shall be read without regard to and without giving effect to any materiality qualifier, including “Material Adverse Effect,” contained therein.

7.5	(a) The Purchaser’s Pre-Completion Covenants (other than the Purchaser’s Pre-Completion Covenants set forth in clause 4 which shall survive until the Subsequent Completion Date, if applicable) shall terminate and be extinguished at Initial Completion upon and subject to Initial Completion having been executed in full in accordance with clause 5 and shall not survive Initial Completion and the Purchaser shall have no liability with respect to the Purchaser’s Pre-Completion Covenants after Initial Completion and any claims therefor shall terminate and be extinguished as of Initial Completion, provided that the liability of the Purchaser for breaches of its covenants contemplated in clause 10.9, 15.1, 16.2 or 19 shall survive Initial Completion until April 30, 2014, and (b) with the exception of the Purchaser Warranties set out in clauses 6.5(a), (b), (c) and (f), the Purchaser Warranties with respect to each Completion shall terminate and be extinguished at such Completion upon and subject to such Completion having been executed in full in accordance with clause 5 and shall not survive such Completion, and save in relation to the Purchaser Warranties set out in clauses 6.5(a), (b), (c) and (f), the Purchaser shall have no liability with respect to such Purchaser Warranties after such Completion and any claims therefor shall terminate and be extinguished as of such Completion.

7.6	This Agreement may be terminated prior to the Initial Completion:

(a)	by the mutual written consent of the Parent, the Seller and the Purchaser;

(b)	by any of the Parent, the Seller or the Purchaser if the Initial Completion has not occurred on or before May 15, 2013 (the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this clause 7.6(b) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or Purchaser Warranties, as applicable, or Pre-Completion Covenants in any manner that shall have resulted in the failure of the Initial Completion to occur on or before the Long-Stop Date; and provided, further, that if prior to the Long-Stop Date, the condition to the Initial Completion set forth in clause 3.1(e) have not been satisfied or waived but all other conditions to the Initial Completion (other than those conditions which by their terms cannot be satisfied until the Initial Completion) have been satisfied or waived or are capable of being satisfied by the Long-Stop Date, the Long-Stop Date may be extended by the Parent or the Seller to a date which is no later than June 17, 2013;

(c)	by the Purchaser, if (i) a breach of Warranty shall have occurred that would cause the condition set forth in clause 3.1(i) not to be satisfied or (ii) a Material Adverse Effect has occurred since the Signing Date, only insofar as such breach or Material Adverse Effect, as applicable, has not been cured by the earlier of the Long-Stop Date and the date falling three (3) months after the date of such breach;

(d)	by the Purchaser, if a breach of the Parent’s or the Seller’s Pre-Completion Covenants shall have occurred that would cause the condition set forth in clause 3.1(k) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Long-Stop Date, and the date falling three (3) months after the date of such breach;

(e)	by the Parent or the Seller, if a breach of a Purchaser Warranty shall have occurred that would cause the condition set forth in clause 3.1(j) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Long-Stop Date, as applicable, and the date falling three (3) months after the date of such breach;

(f)	by the Parent or the Seller, if the Initial Completion shall not have occurred within five (5) Business Days following the date on which the last of the Conditions with respect to the Initial Completion has been satisfied or (if applicable) waived, or, with respect to those Conditions that by their nature are to be satisfied at the Initial Completion, are capable of being satisfied at the Initial Completion; provided that at the time of such termination, the Parent and the Seller are prepared to proceed with the Initial Completion, including being prepared to comply with their respective obligations under Schedule 3;

(g)	by the Purchaser, if the Initial Completion shall not have occurred within five (5) Business Days following the date on which the last of the Conditions with respect to the Initial Completion has been satisfied or (if applicable) waived, or, with respect to those Conditions that by their nature are to be satisfied at the Initial Completion, are capable of being satisfied at the Initial Completion; provided that at the time of such termination, the Purchaser is prepared to proceed with the Initial Completion, including being prepared to comply with its obligations under Schedule 3;

(h)	by any of the Parent, the Seller or the Purchaser in the event that any Governmental Authority shall have issued a final Order restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Agreements and such Order is or shall have become final and nonappealable; or

(i)	by the Parent or the Seller, if the Purchaser has not deposited the Initial Deposit Amount in accordance with clause 2.5(a) and the Escrow Agreement.

7.7	This Agreement with respect to the Option may be terminated prior to the Subsequent Completion (and all references to termination in this clause 7.7 shall be solely with respect to the Option):

(a)	by the mutual written consent of the Parent, the Seller and the Purchaser;

(b)	by any of the Parent, the Seller or the Purchaser if the Subsequent Completion has not occurred on or before the Long-Stop Date; provided that the right to terminate this Agreement pursuant to this clause 7.7(b) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or Purchaser Warranties, as applicable, or Pre-Completion Covenants in any manner that shall have resulted in the failure of the Subsequent Completion to occur on or before the Long-Stop Date;

(c)	by the Purchaser, if a breach of Warranty shall have occurred that would cause the condition set forth in clause 3.1(i) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Long-Stop Date and the date falling three (3) months after the date of such breach;

(d)	by the Parent or the Seller, if a breach of a Purchaser Warranty shall have occurred that would cause the condition set forth in clause 3.1(j) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Long-Stop Date, as applicable, and the date falling three (3) months after the date of such breach;

(e)	by the Parent or the Seller, if the Subsequent Completion shall not have occurred within five (5) Business Days following the date on which the last of the Conditions with respect to the Subsequent Completion has been satisfied or (if applicable) waived, or, with respect to those Conditions that by their nature are to be satisfied at the Subsequent Completion, are capable of being satisfied at the Subsequent Completion; provided that at the time of such termination, the Parent and the Seller are prepared to proceed with the Subsequent Completion, including being prepared to comply with their respective obligations under Schedule 3;

(f)	by the Purchaser, if the Subsequent Completion shall not have occurred within five (5) Business Days following the date on which the last of the Conditions with respect to the Subsequent Completion has been satisfied or (if applicable) waived, or, with respect to those Conditions that by their nature are to be satisfied at the Subsequent Completion, are capable of being satisfied at the Subsequent Completion; provided that at the time of such termination, the Purchaser is prepared to proceed with the Subsequent Completion, including being prepared to comply with its obligations under Schedule 3;

(g)	by any of the Parent, the Seller or the Purchaser in the event that any Governmental Authority shall have issued a final Order restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Agreements and such Order is or shall have become final and nonappealable; or

(h)	by the Parent or the Seller, if the Purchaser has not deposited the Option Deposit Amount in accordance with clause 2.5(b) and the Escrow Agreement.

7.8	Any party desiring to terminate this Agreement pursuant to clause 7.6 or clause 7.7 with respect to the Option shall give written notice of such termination to the other parties (except that the Parent does not need to give such notice to the Seller and vice versa).

7.9	In the event of the termination of this Agreement pursuant to clause 7.6 or clause 7.7 with respect to the Option, this Agreement or this Agreement with respect to the Option shall terminate forthwith save that such termination shall be without prejudice to any accrued rights, obligations and liabilities of the parties as at the date of termination and without prejudice to any parties’ liability under this clause 7. The provisions set out in this clause 7 and clauses 1, 15.1, 16.2, 17, 18, 19, 20, 22, 23, 24, 25, 26, 27, 28, 29, 30 and 31 of this Agreement shall survive termination.

7.10

In the event that this Agreement is terminated pursuant to clause 7.6, the Purchaser may provide within thirty (30) days of such termination a written notice to the Parent or the Seller with respect to any claim(s) where the Losses relating thereto are more than US$10 million which shall specify, to the extent known, the nature of the breach, the facts and circumstances underlying such breach and the amount of the damages claimed. Except to the extent set forth in any such notice prior to the date that is thirty (30) days following termination, the Warranties and the Pre-Completion Covenants of the Parent and the Seller shall terminate and be extinguished and the Parent and the Seller shall have no liability with respect to such Warranties or the Pre-Completion Covenants of the Parent or the Seller after such date and any claims therefor shall terminate and be extinguished. The parties agree that (i) in this clause 7.10 they intend to shorten (in the case of the limited survival periods specified in this clause 7.10) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement, must be delivered prior to the date specified above, and (iii) any claims for breach for which notice is not timely delivered in accordance with this clause 7.10 shall be expressly barred and are hereby waived, provided that if, prior to such date, the Purchaser shall have notified the Parent and the Seller in accordance with the requirements of this clause 7.10 of a claim (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue notwithstanding the passing of the survival date.

7.11	In the event that (a) (i) this Agreement is terminated pursuant to clause 7.6(b) or this Agreement with respect to the Option is terminated pursuant to clause 7.7(b) (with respect to the Option), (ii) a breach by the Purchaser of the Purchaser Warranties or the Purchaser’s Pre-Completion Covenants primarily caused the failure of the Initial Completion or the Subsequent Completion to occur by the Long-Stop Date, as applicable, and (iii) if the Initial Completion or the Subsequent Completion, as applicable, were to occur on the date of such termination, the conditions to the Initial Completion or the Subsequent Completion, as applicable, set forth in clauses 3.1(i), 3.1(k) and 3.1(l) would be satisfied or waived or (b) the Parent or the Seller terminates this Agreement pursuant to clause 7.6(f) or terminates this Agreement with respect to the Option pursuant to clause 7.7(e) (any such set of circumstances (a) or (b), an “LD Breach Trigger Event”), the Parent and the Seller shall provide a written notice to the Escrow Agent and the Purchaser (an “LD Breach Notice”) within thirty (30) days of such termination, which shall specify, to the extent known, the nature of the LD Breach Trigger Event and the facts and circumstances underlying such breach.

7.12	In the event that (a) this Agreement is terminated pursuant to clause 7.6 or this Agreement with respect to the Option is terminated pursuant to clause 7.7 (with respect to the Option) and (b) prior to such termination, the Purchaser has failed to perform or breached any of its respective obligations set forth in the Transaction Agreements other than (i) any such failure to perform or breach giving rise to an LD Breach Trigger Event or (ii) any breach of its obligation to deposit or cause to be deposited the Deposit Amount in accordance with clause 2.5 (an “Other Breach Trigger Event”, and together with a LD Breach Trigger Event, a “Breach Trigger Event”), the Parent or the Seller may provide within thirty (30) days of such termination a written notice to the Escrow Agent and the Purchaser (“Other Breach Notice”, and together with a LD Breach Notice, a “Breach Notice”) with respect to any claim(s) where the Losses relating to the Other Breach Trigger Event are more than US$10 million. The Other Breach Notice shall specify, to the extent known, the nature of the Other Breach Trigger Event, the facts and circumstances underlying such breach and the amount of the damages claimed.

7.13

If the Purchaser determines in good faith that it has reasonable grounds for disputing whether a Breach Trigger Event has occurred, the Purchaser shall, within ten (10) Business Days after its receipt of a Breach Notice, deliver to the

Escrow Agent, the Parent and the Seller a written notice objecting to such Breach Notice (the “Breach Objection Notice”), and the Purchaser, the Parent and the Seller shall jointly submit the dispute (the “Breach Dispute”) to binding arbitration in accordance with clause 29 (it being understood that the Purchaser, the Parent and the Seller shall direct the arbitrators to resolve the matter using the expedited dispute resolution procedures in clause 29.7(a), shall cooperate with the arbitrators in good faith in implementing such procedures and shall direct the arbitrators to deliver a copy of their final decision or award to the Escrow Agent, the Parent, the Seller and the Purchaser).

7.14	Subject to clauses 7.15 and 7.16, the Escrow Agent shall continue to hold the Deposit Amount and shall not release all or any portion of it to the Purchaser, the Parent, the Seller or any other Person except in accordance with either (a) a copy of a joint instruction letter executed by the Purchaser, on the one hand, and the Parent and/or the Seller, on the other hand or (b) a final arbitration award in respect of the Breach Dispute obtained in accordance with clause 7.13. As promptly as practicable following its receipt of such joint instruction or final arbitration award, as applicable, the Escrow Agent shall release all or a part of the Deposit Amount to the Purchaser and/or the Seller, as the case may be, in accordance with such joint instruction or arbitration award, as applicable, without any further action on the part of the Purchaser, the Seller or the Parent being required for such release.

7.15

If (a) (i) this Agreement has been terminated, (ii) the Parent or the Seller has provided the Breach Notice to the Escrow Agent and the Purchaser within thirty (30) days of such termination in accordance with clause 7.11 or 7.12, and (iii) the Escrow Agent has not received a Breach Objection Notice from the Purchaser within ten (10) Business Days after the receipt of the Breach Notice by the Escrow Agent and the Purchaser, or (b) the Escrow Agent is required to release the Initial Deposit Amount to the Seller in accordance with clause 7.14, (x) the Seller will be entitled to receive payment of the Initial Deposit Amount or (y) in the event of an Other Breach Notice, the Seller will be entitled to receive payment of the portion of the Initial Deposit Amount claimed as damages and the balance of the Initial Deposit Amount will be released to the Purchaser. In addition, in the event this Agreement has been terminated, the Parent or the Seller has delivered an Other Breach Notice and the Purchaser has delivered a Breach Objection Notice, in each case, in accordance with this Agreement, the Escrow Agent shall release to the Purchaser the balance of the Initial Deposit Amount not claimed as damages by the Parent or the Seller in such Other Breach Notice, but shall retain the balance of the Initial Deposit Amount claimed as damages in accordance with clause 7.14 pending resolution of the Breach Dispute. If (a) (i) the Option is terminated pursuant to clause 7.7, (ii) the Parent or the Seller has provided the Breach Notice to the Escrow Agent and the Purchaser within thirty (30) days of such termination in accordance with clause 7.11 or 7.12, and (iii) the Escrow Agent has not received a Breach Objection Notice from the Purchaser within ten (10) Business Days after the receipt of the Breach Notice by the Escrow Agent and the Purchaser, or (b) the Escrow Agent is required to release the Option Deposit Amount to the Seller in accordance with clause 7.14, (x) the Seller will be entitled to receive payment of the Option Deposit Amount or (y) in the event of an Other Breach Notice, the Seller will be entitled to receive payment of the portion of the Option Deposit Amount claimed as damages and the balance of the Option Deposit Amount will be released to the Purchaser. In addition, in the event the Option is terminated pursuant to clause 7.7, the Parent or the Seller has delivered an Other Breach Notice and the Purchaser has delivered a Breach Objection Notice, in each case, in accordance with this Agreement, the Escrow Agent shall release to the Purchaser the balance of the Option Deposit Amount not claimed as damages by the Parent or the Seller in such Other Breach Notice, but shall retain the balance of the Option Deposit Amount claimed as damages in accordance with clause 7.14 pending resolution of the Breach Dispute.

7.16	Except as otherwise specifically set forth in this clause 7, the Escrow Agent shall release the Deposit Amount to the Purchaser on the date that is thirty-one (31) days following termination of this Agreement if no Breach Notice has been received by the Escrow Agent at or prior to that time.

7.17

Other (i) than the right to seek specific performance to the extent provided in clause 31 and in the Equity Commitment Letter, (ii) in the case of actual fraud, or (iii) with respect to any obligations in clause 10.9, 15.1, 16.2 or 19, the parties to this Agreement agree and acknowledge that the Seller’s right to receive all or a portion of the Deposit Amount shall be the sole and exclusive remedy of the Seller, the Parent or any of their respective Affiliates against the Purchaser, the Investors or any of their Affiliates or any current or former directors, officers, employees, shareholders, investors, partners, members, managers, representatives or Affiliates of any of the foregoing (collectively, “Purchaser Related Parties”) for any loss or damage as a result of any breach of this Agreement or failure of the Transaction to be consummated. Upon payment of the Deposit Amount to the Seller, none of the Purchaser or any of the Purchaser Related Parties shall have any future liability or obligation relating to or arising out of this Agreement or any of the Transaction Agreements or the transactions contemplated hereby or thereby, except (i) in the case of actual fraud and (ii) with respect to any obligations in clause 10.9, 15.1, 16.2 or 19. The Parent, the Seller and the Purchaser further agree and acknowledge that, prior to the Initial Completion, (a) to the extent that the Parent or the Seller has incurred losses or damages in connection with this Agreement, except for actual fraud, the maximum aggregate liability of the Purchaser for such losses or damages shall not exceed the Deposit Amount (whether in connection with an LD Breach Trigger Event, an Other

Breach Trigger Event or otherwise) and (b) in no event shall the Parent, the Seller or any of their respective Affiliates seek to recover any money damages, including consequential, indirect or punitive damages, as a result of any breach or claim arising out of or relating to this Agreement, any other Transaction Agreement or the transactions contemplated hereby or thereby other than (i) in the case of an LD Breach Trigger Event, a claim for the payment of the entire Deposit Amount to the Seller in accordance with the terms hereof or (ii) in the case of any Other Breach Trigger Event, a claim for the payment of damages to be paid out of the Deposit Amount to the Seller with the terms hereof, except (x) in the case of actual fraud and (y) with respect to any obligations in clause 10.9, 15.1, 16.2 or 19.

7.18	The Parent, the Seller and the Purchaser hereby agree and acknowledge that the Deposit Amount constitutes a reasonable estimate of the damages that will be suffered by the Parent and the Seller as a result of any breach or failure giving rise to an LD Breach Trigger Event and that the payment of the Deposit amount by way of liquidated damages in respect of an LD Breach Trigger Event is not a penalty, and the Purchaser waives any right it may otherwise have to challenge the payment of the Deposit or as a penalty or as unenforceable in any way.

7.19	The Purchaser on the one hand and the Seller and the Parent on the other acknowledge and agree that the agreements contained in this clause 7 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement.

8.	Conduct of Business Before the Initial Completion

8.1	Subject to any applicable Laws, during the period from the Signing Date until the Initial Completion, except:

(a)	as otherwise contemplated by or necessary to effect the matters contemplated by the Transaction Agreements;

(b)	for matters identified in Schedule 8.1 of the Disclosure Letter;

(c)	as may otherwise be required by applicable Law or by the express terms of a Benefit Plan or Company Benefit Plan; or

(d)	as the Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed, it being understood and agreed that Purchaser shall notify the Company whether it grants or withholds its consent as promptly as practicable and, in the case of matters described by the Company as exigent, within forty-eight (48) hours, any such consent to be confirmed by email).

the Parent and the Seller shall use their respective best efforts to cause the Company and the Company Group Members (i) to conduct their business in the ordinary course and (ii) not to take any of the actions listed in Schedule 2.

8.2	The Seller and the Parent shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to procure that the Company Group will, co-operate fully between the Signing Date and the Initial Completion in order to assist the Purchaser and its Affiliates to communicate with employees, agents and consultants of the Company Group and take actions to inform and retain such persons as employees, agents and consultants, provided that neither the Seller nor the Parent shall be obliged to do anything that would unreasonably interfere with any of the businesses or operations of the Parent or any of its Affiliates (including the Company and the Company Subsidiaries); and provided, further, that, anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Parent or the Seller to make, or to cause to be made, any payment to any employee, agent or consultant of the Company Group or any other third party in order to comply with its obligations under this clause 8.2.

8.3

With respect to the Indebtedness identified in Schedule 8.3 of the Disclosure Letter (the “Triggered Facilities”) that will continue to be outstanding on the Initial Completion Date, the Parent and the Seller shall, and shall cause the Company to, use commercially reasonable efforts to obtain a waiver or an amendment to each of the Triggered Facilities prior to the Initial Completion Date with respect to any breach of covenants contained in such Triggered Facilities that may arise out of or relate to the acquisition of the Shares and the Option Shares by the Purchaser and the consummation of the transactions contemplated hereby. The Parent and the Seller agree, and shall cause the Company, to (a) cooperate and consult with the Purchaser, (b) provide the Purchaser with all notices and other material communications with the lenders under the Triggered Facilities related to any proposed amendments or the transactions contemplated hereby and (c) not object to the attendance of the Purchaser and its Representatives at any meetings or discussions with the lenders under the Triggered Facilities related to any proposed amendments or the transactions contemplated by this clause 8.3. Any actions taken in connection with seeking any such amendments or waivers shall be in accordance with applicable Law and in accordance with Schedule 8.3 of the Disclosure Letter; accordingly, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Parent and the Seller hereby agree that they shall not, and shall not permit the Company to, take or agree or commit to take any actions under the Triggered Facilities without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Purchaser, except in accordance with Schedule 8.3 of the Disclosure Letter. For the avoidance of doubt, a failure to provide consent to amend or waive (assuming compliance by Parent and Seller with their obligations in this clause 8.3) shall not constitute a breach of this clause 8.3 by the Parent or the Seller.

8.4	With respect to the Three-Year Revolving Credit Agreement, dated as of October 9, 2012, among, inter alia, the Company, the banks party thereto from time to time, and Citibank, N.A., as administrative agent, the Parent and the Seller hereby agree that they shall, and shall cause the Company to, use their commercially reasonable efforts to obtain a waiver or an amendment under such facility with respect to any breach of covenants contained in such facility that may arise out of or relate to the acquisition of the Shares and the Option Shares, by the Purchaser and the consummation of the transactions contemplated hereby; provided, however, that if at any time after the Signing Date the Company shall have drawn down any amounts under such revolving credit facility, then the Parent and the Seller hereby agree that, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, or delayed, they shall not, and shall not permit the Company to, take or agree or commit to amend or waive such facility except in accordance with Schedule 8.3 of the Disclosure Letter. For the avoidance of doubt, a failure to provide consent to amend or waive (assuming compliance by the Parent and the Seller with their obligations in this clause 8.4) shall not constitute a breach of this clause 8.4 by the Parent or the Seller.

9.	Undertakings

9.1	Following each Completion, the Purchaser on the one hand and the Parent and the Seller on the other shall promptly make or cause to be made (which shall in no event be later than any date required by applicable Law) all filings and notifications with all Governmental Authorities that are necessary, proper or advisable to complete and make effective the transactions contemplated by the Transaction Agreements or as required by applicable Law. Before making or causing to be made any of the foregoing filings or notifications, subject to applicable Laws relating to the sharing of information, the relevant party shall provide the other with a draft of the filing or notification and a reasonable opportunity to review such draft, and shall consider in good faith the views of such other party regarding such filing or notification. Promptly after any of the foregoing filings or notifications have been made, the relevant party shall provide a copy thereof to the other party, subject to applicable Law.

9.2	Nothing in clause 9.1 shall require any party or any of their respective Affiliates or Representatives to disclose:

(a)	any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality; or

(b)	any privileged information or confidential competitive information of any party,

unless required by, or in accordance with, an order, ruling or determination of a Governmental Authority or applicable Law.

9.3	The Parent and the Seller covenant and undertake to the Purchaser that, except actions involving solely the Purchaser and its Affiliates, from the Signing Date until the Initial Completion Date (or earlier termination of this Agreement in accordance with the terms contained herein), neither the Parent nor the Seller shall, and the Parent and the Seller shall cause the Company Group and its, directors, officers, employees, agents or Representatives not to, directly or indirectly, (i) solicit any offers or proposals from any person relating to the sale, disposition, issuance, grant or other transfer of any securities, material assets or business of any of the Company Group Members (other than sale of assets in the ordinary course of business or as expressly permitted by this Agreement) or any other material transaction that would prevent, materially delay or materially impede the ability of Seller to consummate the transactions contemplated by this Agreement by the Long-Stop Date (other than as permitted by this Agreement) (any of the foregoing other than the transactions contemplated by this Agreement, a “Competing Transaction”), (ii) enter into or continue any discussion or negotiation in respect of a Competing Transaction, or provide any confidential information to any person in connection with a Competing Transaction, (iii) enter into any definitive documentation in connection with or consummate any Competing Transaction or (iv) file any amendments to or make any other filing with the SEC with respect to the Company Prospectus, including any public or publicly available correspondence with respect thereto, or request that the Company Prospectus be declared effective by the SEC or make any public announcements with respect to an initial public offering of the Company, notwithstanding the fact that any such failure to file or other inaction may result in the Company Prospectus being deemed stale by the SEC. On the Initial Completion Date, the Company shall file a Registration Withdrawal Request on Form RW with the SEC with respect to the Company Prospectus. For the avoidance of doubt, the Seller and the Parent may take any action reasonably necessary or advisable in furtherance of an initial public offering of the Company not otherwise prohibited by this clause 9.3 or this Agreement.

9.4

The Seller shall procure that, on or prior to Initial Completion, each Company Group Member terminate its participation in each Benefit Plan that is not a Company Benefit Plan, and in no event shall any Company Employee be entitled to accrue any benefits under such Benefit Plans with respect to services rendered or compensation paid on or after the Initial Completion Date; provided, however, that each Company Employee who currently participates in an Equity Arrangement will continue to accrue vesting credit for services rendered to a Company Group Member following the Initial Completion Date, and provided further that benefits under the Equity Arrangements shall be paid in cash by the Company on the regularly scheduled payment date(s) pursuant to payment instructions provided by the Seller. The applicable Company Group Member shall retain all rights and obligations under each Company Benefit Plan on and after the Initial Completion Date (whether such rights or obligations arose or arise before, on or after the Initial Completion Date). The Purchaser shall or shall cause the Company to: (i) pay in cash all outstanding awards held by a Company Employee under the Parent 2012 Long-Term Incentive Plan for ILFC Employees, the Parent 2011 Long-Term Incentive Plan, the Parent 2010 Long-Term Incentive Plan and the ILFC 2009 Long Term Incentive Plan no later than 45 days following the Initial Completion Date; (ii) pay in cash on the regularly scheduled payment date(s) pursuant to instructions provided by Seller, all stock salary, variable cash grants and variable stock awards that were previously granted to a Company Employee but remain unpaid on the Initial Completion Date; and (iii) provide short term incentive awards in cash that compensate such Company Employee in an equivalent manner to the variable stock awards, variable cash grants or the restricted stock awards attributable to the 2012 performance year in the event such awards and grants have not been made on or before the Initial Completion Date. Prior to the Initial Completion Date, the Seller shall use best efforts to cause the ILFC 2009 Long-Term Incentive Plan to be amended to provide that restricted stock units granted thereunder (the “2009 RSUs”) that are held by Company Employees and former employees of any Company Group Member shall be paid in cash rather than in shares of common stock of the Parent.

9.5	On or prior to the Initial Completion Date, the Seller shall procure that, to the extent permitted by applicable Law:

(a)	the employment of each employee of the Seller or any of its Affiliates whose duties relate primarily to the Business and who at such time is not already employed by the Company shall be transferred to the Company; and

(b)	the employment of each employee of any Company Group Member whose duties do not relate primarily to the Business shall be transferred to the Seller or an Affiliate (other than a Company Group Member).

9.6

(a) From and after the Initial Completion Date, the Seller shall, or shall procure that one or more of its Affiliates (other than the Company and its Subsidiaries) shall, assume or retain all liabilities and obligations under the AIG

Non Qualified Retirement Income Plan and the Robert Duncan Supplemental Plan with respect to any Company Employee and any former employee of the Company and its Subsidiaries whose name is set forth on Schedule 9.6(a) of the Disclosure Letter (the “Retained NQ Liabilities”), and the Seller shall procure that the Retained NQ Liabilities shall be paid in accordance with their terms under one or more nonqualified retirement plans maintained or adopted by the Seller or one or more of its Affiliates (other than the Company and its Subsidiaries). (b) Effective as of the Initial Completion Date, the Purchaser shall provide that the Company shall adopt a nonqualified defined contribution retirement plan (the “Replacement DC Plan”) and shall make a contribution to the Replacement DC Plan in an amount necessary to provide allocations to each Company Employee whose name is set forth on Schedule 9.6(b) of the Disclosure Letter that are equivalent, on a benefits basis, determined using reasonable actuarial assumptions, to each such Company Employee’s unvested accrued benefit under the AIG Non-Qualified Retirement Income Plan as of the Initial Completion Date, and the Purchaser shall provide that the time and form of such benefits shall be paid in accordance with the terms of the Replacement DC Plan consistent with Section 409A of the U.S. Tax Code. For the avoidance of doubt, from and after the Initial Completion Date, the Seller shall have no liability or obligation in respect of any Company Employee listed in Schedule 9.6(b) of the Disclosure Letter under the AIG Non-Qualified Retirement Income Plan. (c) On or prior to the Initial Completion Date, the Seller shall cause each Company Employee who is a participant in the AIG Retirement Plan to be fully vested in any unvested portion of his or her accrued benefit under such plan effective as of the Initial Completion Date (the “Accelerated Vesting Amount”). (d) Not later than 45 days following the Initial Completion Date, the Purchaser shall pay or cause to be paid to the Seller or its designee cash in an amount equal to the sum of the Retained NQ Liabilities and the Accelerated Vesting Amount.

9.7	Other than such higher amounts as may be individually negotiated with respect to any Company Employee, upon the termination of a Company Employee during the period commencing on the Initial Completion Date and ending on the first anniversary of the Initial Completion Date, the Purchaser shall provide, or shall cause the Company and its Subsidiaries to provide severance payments and benefits that are no less favorable than the severance payments and benefits to which the Company Employee would have been entitled under the policy, practice or arrangement of the Seller or its Affiliates in which he or she participated immediately before the Initial Completion Date, taking into account the Company Employee’s length of service with the Seller and its Affiliates prior to the Initial Completion Date and length of service with each Company Group Member on and after the Initial Completion Date.

9.8	From the date hereof through the Initial Completion, the Seller and the Purchaser shall cooperate in good faith to prepare and negotiate the Stockholders’ Agreement with the terms and conditions contemplated in the Stockholders’ Agreement term sheet set forth on Exhibit A hereto and otherwise consistent with customary terms and conditions for such agreements.

9.9	From the date hereof through the Deposit Due Date, the Seller and the Purchaser shall cooperate in good faith to prepare and negotiate the Escrow Agreement with each other and the Escrow Agent on terms and conditions mutually acceptable to the Seller and the Purchaser.

9.10	Prior to the Initial Completion, the Parent shall, and shall cause the Company to, enter into an amendment to the Litigation Agreement on the terms and conditions set forth on Schedule 9.10 of the Disclosure Letter.

10.	Access to Information

10.1

From the Signing Date until the Initial Completion Date, and subject to clause 10.2, any applicable Law, any applicable legal privileges and confidentiality obligations, upon reasonable prior notice, the Parent and the Seller shall procure that the Purchaser and its Representatives are provided with access to the Data Room and granted reasonable access (during regular business hours upon reasonable notice) to all employees, advisers, property, documents (including the Lease Documents and Aircraft Trading Agreements) and Books and Records of the Company Group as the Purchaser may request for any reasonable business purpose including in connection with integration, synergies, separation, communication, evaluation and retention of employees, agents and consultants. If requested by the Purchaser, the Seller shall, and shall cause the Company to, make available to the Purchaser true and complete copies of each Lease Document and Aircraft Trading Agreement entered into after the Signing Date and to which the Company and any Company Group Member becomes a party prior to the Initial Completion Date on no more than a monthly basis, subject to restrictions with respect to commercially sensitive information consistent with such restrictions applicable to the Purchaser and its Representatives prior to the Signing Date. The Seller shall make available to the Purchaser true and complete copies of each Manufacturer Agreement on the date, which shall be no more than three (3) Business Days before the scheduled Initial Completion Date, when the Purchaser has confirmed in writing that, as of such date, to its knowledge, all the conditions in clauses 3.1 (other than clause 3.1(i)(iii)) have been fulfilled or waived. The Purchaser shall reimburse the Parent or, as applicable, the Seller, promptly for any reasonable out-of-pocket expenses incurred by the Parent, Seller, their respective Affiliates, and, if applicable, the Company in complying with any request by or on behalf of the Purchaser or any of its Affiliates in connection with this clause 10.1. If the Parent believes that, in any particular case, if it were to provide (or procure the provision of) information required by the Purchaser, it would be in breach of an obligation of confidentiality, the Parent shall consult with the Purchaser with a view to providing the required information in a manner which does not breach the confidentiality obligation or otherwise in an appropriate manner.

10.2	Items provided by the Parent pursuant to clause 10.1 shall be determined by taking into account the sensitive nature of the transactions contemplated hereby, and:

(a)	nothing in clause 10.1 shall require the Seller to do anything which would unreasonably interfere with any of the businesses or operations of the Parent or any of its Affiliates (including the Company and the Company Subsidiaries);

(b)	nothing in clause 10.1 shall require the Seller to provide the Manufacturer Agreements to the Purchaser prior to the time contemplated by clause 10.1;

(c)	neither the Parent nor any of its Affiliates (including the Company and the Company Subsidiaries) shall be obligated to make the Data Room available to any Person unless and until such Person has signed a customary confidentiality agreement relating to such access to the Data Room in form and substance reasonably acceptable to the Parent; and

(d)	the Parent and its Affiliates (including members of the Company Group) shall be entitled to redact, delete or edit Tax Returns and Tax work papers to which the Purchaser and its Representatives are provided access pursuant to clause 10.1 to the extent that such Tax Returns or Tax work papers include information, data or other materials that relates to the Retained Group, save where such information, data or other materials relate exclusively to one or more Company Group Members.

10.3	If so reasonably requested by the Parent or the Seller, the Purchaser shall enter into a customary joint defense agreement in a form acceptable to the Purchaser (acting reasonably) with any one or more of the Parent and its Affiliates (including the Company and the Company Subsidiaries) with respect to any information to be provided to the Purchaser pursuant to clause 10.1 or 10.5. The Parent and the Seller shall reimburse the Purchaser promptly for any out-of-pocket expenses reasonably incurred by the Purchaser and its Affiliates (including the Company and the Company Subsidiaries) in complying with any request by or on behalf of the Purchaser or any of its Affiliates in connection with this clause 10.3.

10.4	In addition to the provisions of clauses 10.8 and 14.4, from and after the Initial Completion Date, at the request or the direction of or as required by a Governmental Authority, or as required in connection with the preparation of Tax Returns, in each case subject to any applicable Law and any applicable legal privileges, upon reasonable prior notice, the Purchaser shall, and shall cause the Company Group Members to:

(a)	afford the Parent, the Seller and their respective Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records of the Company Group in respect of the businesses conducted by it as at Initial Completion (including Tax Returns and other information and documents relating to Tax matters);

(b)	furnish to the Parent, Seller or their respective Affiliates and their respective Representatives such additional financial data and other information regarding the Company Group and the businesses conducted by it as at Initial Completion as the Parent, Seller, their respective Affiliates or their respective Representatives may from time to time reasonably request (including Tax Returns and other information and documents relating to Tax matters);

(c)	make available to the Parent and its Affiliates and their respective Representatives, reasonable access during regular business hours to the employees of the Purchaser and the Company Group Members in respect of the Company and the businesses conducted by it whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Parent or its Affiliates in connection with the preparation of Tax Returns (including related discussions with any Tax Authority), in each case to the extent required for the purposes set out in the preamble to this clause 10.4 and provided that: (i) nothing in this clause 10.4 shall require the Purchaser to do anything which would unreasonably interfere with the business or operations of the Purchaser or any of its Affiliates; (ii) the auditors and independent accountants of the Purchaser or the Company Group Members shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and (iii) subject to using all reasonable efforts to redact or edit the relevant Tax Return (or portion thereof) or Tax related work papers, none of Purchaser or any of its Affiliates (including the Company Group) shall be required to disclose any Tax Return (or portion thereof) or Tax related work papers that does not relate exclusively to one or more Company Group Members. The Parent or the Seller shall reimburse the Purchaser promptly for any reasonable out-of-pocket expenses incurred by the Purchaser and its Affiliates (including the Company) in complying with any request by or on behalf of the Parent, the Seller and their respective Affiliates in connection with this clause 10.4.

10.5	In addition to the provisions of clauses 10.8 and 14.4, from and after the Initial Completion Date, at the request or direction of or as required by a Governmental Authority or as required in connection with the preparation of Tax Returns, in each case subject to any applicable Law, any applicable legal privileges, upon reasonable prior notice, the Parent and Seller shall, and shall cause their respective Affiliates and Representatives to:

(a)	afford the Purchaser and its Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records of the Seller and its Affiliates in respect of the Company and the businesses conducted by it (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters);

(b)	furnish to the Purchaser and its Affiliates and their respective Representatives such additional financial data and other information regarding the Company and the businesses conducted by it as the Purchaser, its Affiliates or their respective Representatives may from time to time reasonably request (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters);

(c)	make available to the Purchaser and its Affiliates and their respective Representatives, reasonable access during regular business hours to the employees of the Seller and its Affiliates in respect of the Company and the businesses conducted by it whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Purchaser or its Affiliates in connection with the preparation of Tax Returns (including related discussions with any Tax Authority); and

in each case to the extent required for the purposes set out in the preamble to this clause 10.5, and provided that (i) nothing in this clause 10.5 shall require the Parent or Seller to do anything which would unreasonably interfere with the business or operations of the Parent, Seller or any of their respective Affiliates; (ii) the auditors and independent accountants of the Parent, Seller or their respective Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonable acceptable to such auditors or accountants; and (iii) subject to using all reasonable efforts to redact or edit the relevant Tax Return (or portion thereof) or Tax related work papers, none of the Parent, the Seller or any of their respective Affiliates shall be required to disclose any Tax Return (or portion thereof) or Tax related work papers that does not relate exclusively to a Company Group Member. The Purchaser shall reimburse the Parent or the Seller (as applicable) promptly for any reasonable out-of-pocket expenses incurred by the Parent or the Seller (as applicable) and their respective Affiliates (including the Company) in complying with any request by or on behalf of the Purchaser and its Affiliates in connection with this clause 10.5.

10.6	If so reasonably requested by the Purchaser, the Parent and the Seller, for themselves and their respective Affiliates, as applicable, agree that they shall enter into a customary joint defense agreement in a form acceptable to the Parent or the Seller (as applicable) acting reasonably with any one or more of the Purchaser and its Affiliates (including the Company) with respect to any information to be provided to the Parent, Seller and their respective Affiliates pursuant to clause 10.4. The Purchaser shall reimburse the Parent or, as applicable, the Seller, promptly for any reasonable out-of-pocket expenses incurred by the Parent, Seller, their respective Affiliates, and, if applicable, the Company in complying with any request by or on behalf of the Purchaser or any of its Affiliates in connection with this clause 10.6.

10.7	Subject to clause 11.1, the Parent and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including Tax Returns and other information and documents relating to Tax matters) of each of the Company and the Company Subsidiaries and their respective businesses, in respect of periods ending on or prior to the Initial Completion Date:

(a)	are required to be retained by any Governmental Authority, including any applicable Law; or

(b)	that prove necessary to retain in order for the Parent and its Affiliates to perform their respective obligations pursuant to this Agreement, the Transaction Agreements or any agreement between the Parent or any of its Affiliates, on the one hand, and the Company or any of the Company Subsidiaries, on the other hand, that will remain in effect after the Initial Completion, in each case subject to compliance with all applicable privacy and data protection Laws.

10.8

The Purchaser agrees that, with respect to all original books, data, files, information and records of the Company existing as at the Initial Completion Date, following Initial Completion, it shall (and shall cause the Company to) (a)

comply in all material respects with all applicable Laws relating to the preservation and retention of records; and (b) apply the Company’s existing preservation and retention policies in all material respects.

10.9	Up to the Initial Completion Date, the Purchaser shall and shall procure that its Affiliates shall comply with applicable Laws relating to the use, storage or handling by the Purchaser or is Affiliates of (a) any personally identifiable information relating to any employees or customers of the Company or the Company Subsidiaries and (b) any other information that is protected by applicable Law (including privacy and data protection Laws) and to which the Purchaser or any of its Affiliates or Representatives is afforded access pursuant to the terms of this Agreement.

11.	Books and Records

11.1	To the extent that any Books and Records (including Tax records and Tax Returns) which relate exclusively or primarily to any business of the Company Group are in the possession of the Parent or the Seller or any of their respective Affiliates and not already in the possession of a member of the Company Group at Initial Completion, the Seller and the Parent shall use best efforts to procure the physical and/or electronic transfer of the Books and Records to the Purchaser or its nominee by Initial Completion or as soon as reasonably practicable after Initial Completion. If, notwithstanding the use of its best efforts, the Parent is not able to procure such physical and/or electronic transfer, then the Parent shall procure that the Purchaser is granted reasonable access to such Books and Records (during regular business hours upon reasonable notice).

11.2

For a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Initial Completion Date, following Initial Completion, the Purchaser shall retain and shall procure that each Company Group Member shall retain, and shall allow the Parent, the Seller and their respective Affiliates and their respective Representatives access to, in each case in accordance with the provisions of clause 10.4, any Books and Records proprietary to the Company Group which (i) are relevant to calculating or to the reporting of any Tax, and (ii) relate (but not exclusively or predominantly) to the business carried on by the Company Group as at or prior to Initial Completion, provided that, if the Parent has notified the Purchaser in writing no later than ninety (90) days prior to the expiration of such period that such Books and Records should not be disposed of, the Purchaser shall (at the Purchaser’s sole option) either (a) continue to preserve such Books and Records until notified by the Parent that the Parent no longer objects to their disposal or (b) provide the Parent the opportunity to remove and retain such Books and Records at the Parent’s expense and if the Parent does not take such opportunity within thirty (30) Business Days of receipt of notice from the Purchaser, the Purchaser or its

Affiliates, as the case may be, shall be entitled to dispose of such Books and Records. Any Books and Records so provided will be subject to the confidentiality restrictions in clause 15.2.

11.3	For a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Initial Completion Date, following Initial Completion, the Parent shall retain and shall procure that its Affiliates shall retain, and shall allow the Purchaser, and its Affiliates and their respective Representatives access to, in each case in accordance with the provisions of clause 10.5, any Books and Records proprietary to the Company Group which (i) are relevant to calculating or to the reporting of any Tax, and (ii) relate (but not exclusively or predominantly) to the business carried on by the Company Group as at or prior to Initial Completion, provided that, if the Purchaser has notified the Parent in writing no later than ninety (90) days prior to the expiration of such period that such Books and Records should not be disposed of, the Parent shall (at the Parent’s sole option) either (a) continue to preserve such Books and Records until notified by the Purchaser that the Purchaser no longer objects to their disposal or (b) provide the Purchaser the opportunity to remove and retain such Books and Records at the Purchaser’s expense and if the Purchaser does not take such opportunity within thirty (30) Business Days of receipt of notice from the Parent, the Parent or its Affiliates, as the case may be, shall be entitled to dispose of such Books and Records.

12.	Transitional Services

12.1	The Seller and the Purchaser will use reasonable best efforts and cooperate and act in good faith to mutually agree on any necessary or appropriate transitional services to be provided to the Company Group Members by the Parent and its Affiliates after the Initial Completion Date and to negotiate in good faith and agree, prior to the Initial Completion Date and on arm’s-length terms, such transitional services agreement or agreements as may be necessary to allow the Company Group Members to receive such services from the Parent and its Affiliates after the Initial Completion Date on the following terms, together with such other terms as may be agreed upon by the Seller and the Purchaser:

(a)	the scope of services shall, save as may otherwise be agreed, be in all material respects the same as those provided as at the Signing Date, and shall be provided using reasonable skill and care and to a standard no less than that to which those services were provided in the twelve months prior to the Signing Date;

(b)	the services shall be provided for such time as required by the Company Group Member to enable that recipient reasonably to migrate to another provider;

(c)	the Seller and the Purchaser shall cooperate with a view to procuring all third party, governmental and regulatory consents, authorizations and approvals necessary for the services to be provided in accordance with Law; and

(d)	subject to any change to the services agreed between the Seller and the Purchaser and to any reasonably and proportionate pass-through of any increases in the costs of third parties used to provide the services, the charging basis for such services shall in all material respects be the same as the charging basis for those services in twelve months prior to the Signing Date.

12.2	Until Seller and Purchaser enter into a transitional services agreement or agreements, each of Seller and Purchaser shall procure that all services (including information technology services) provided by the Retained Group to the Company Group during the 12 months immediately preceding Initial Completion shall continue to be provided to the Company Group, after Initial Completion on the same terms (including as to scope, standard and pricing) as such services were provided to the Company Group at the Signing Date.

12.3	Where a Related Party Contract gives any member of the Retained Group the right to terminate or vary in any way that agreement as a result of the entering into or performance of any of the Transaction Agreements or the transactions contemplated by this Agreement, the Parent and Seller shall procure that such member does not exercise such right except as set forth in Schedule 12.3 of the Disclosure Letter.

12.4	Parent and Seller shall provide, and shall procure that each member of the Retained Group provides, Purchaser, its Affiliates and their professional advisers with such access to their premises, systems, personnel and records (including information and data relating to the performance and costing of services, and the achievement of service levels) as Purchaser may reasonably require in order to understand and assess the terms of any Related Party Contract.

12.5	At the Purchaser’s request, the Seller and Purchaser shall act in good faith to negotiate and agree (with effect from the Initial Completion Date) such amendments to any Related Party Contract (other than the servicing agreements for Castle 2003-1 Trust and Castle 2003-2 Trust, the Litigation Agreement and any other Transaction Agreement) as may be reasonably required by the Purchaser.

12.6	For the avoidance of doubt, the servicing agreements for Castle 2003-1 Trust and Castle 2003-2 Trust shall not terminate as a consequence of the Initial Completion or the Subsequent Completion, if applicable.

13.	Non-solicitation; Non-compete

13.1	The Parent will not, and undertakes to procure that each of its Affiliates will not, directly or indirectly, pending or within three (3) years after the Initial Completion Date, solicit or entice away from the employment of any member of the Company Group any Senior Employee of any member of the Company Group, provided that this clause 13.1 shall not operate so as to prevent the recruitment of staff by placing a general bona fide recruitment advertisement which may come to the attention of (but is not specifically directed at or brought to the attention of) any such Senior Employee.

13.2	For a period of three (3) years following the Initial Completion Date (the “Non-Compete Period”) the Parent shall not, and undertakes to procure that each member of the Retained Group will not, without the prior written consent of the Purchaser, directly or indirectly, engage in the business of commercial aircraft leasing as carried on by the Company as at the Signing Date (the “Restricted Business” and such activity the “Restricted Activity” and collectively, the “Restricted Activities”).

13.3	Notwithstanding the restrictions set forth in clause 13.2, and without implication that the following activities (or activities not listed below) otherwise would be subject to the provisions of clause 13.2, nothing in clause 13.2 shall preclude, prohibit or restrict or otherwise limit the Parent or any member of the Retained Group from engaging, or require the Parent not to engage, or procure members of the Retained Group not to engage, in any manner in any of the following:

(a)	acquiring and holding securities issued by the Company, Purchaser or its Affiliates;

(b)	consummating the transactions or providing or receiving the services contemplated by this Agreement or any other Transaction Agreement;

(c)	engaging in any business which is not the Restricted Business;

(d)

acquiring, holding investments or owning, directly or indirectly, any voting stock, capital stock or any other type of equity interest (including convertible securities) of any Person engaged in any Restricted Activities which ownership interest represents at all times less than 10% of the aggregate voting power or outstanding capital stock or any other type of equity interest of such Person; provided that no such acquisition, holding, investment or ownership may be made in entities set forth on Schedule 13.3(d) of the Disclosure Letter; provided, further that such percentage shall be not more than 25% if such ownership interest is acquired by the

Parent as consideration for a disposition of such Person; and provided, further that such acquisition or ownership is and remains during the Non-Compete Period solely for investment purposes; and provided, further that, in any event, neither Parent nor any member of the Retained Group shall have the right to appoint, or shall have appointed, any member of the board of directors or similar governing body of any Person engaged in the Restricted Business;

(e)	entering into alliances or joint ventures that engage in a Restricted Activity so long as the revenue derived by the activities, services or businesses contributed by the Parent and the other party or parties to such alliance or joint venture attributable to the portion of the Restricted Activity constituted less than 10% of the consolidated revenue (excluding any effects attributable to short-term and extraordinary events) of such activities, services or businesses contributed by the Parent and the other party or parties to such alliance or joint venture (or, in the event that such Acquired Entity is not a separate Person, the consolidated revenue attributable to the assets and liabilities used in connection with the Restricted Activities constituted less than 10% of the consolidated revenue (excluding any effects attributable to short-term and extraordinary events) attributable to the assets and liabilities transferred as part of such Acquisition Transaction);

(f)	managing, controlling, advising or providing administrative or similar services to general or separate accounts of insurance companies, investment funds or other investment vehicles or any employee benefit plan or trust of the Parent that makes passive investments in Persons engaging in a Restricted Activity, so long as such investments are in the ordinary course of business of such fund, vehicle, plan or trust;

(g)	acquiring any asset or business (an “Acquired Entity”) that, directly or indirectly, engages in any Restricted Activities (an “Acquisition Transaction”) provided that: (i) a purpose of such Acquisition Transaction is not to circumvent the restrictions contained in clause 13.2; (ii) during the four most recently completed full quarters preceding the date on which the Acquisition Transaction is consummated, the revenue derived by such Acquired Entity from the Restricted Activities constituted less than 20% of the consolidated revenue (excluding any effects attributable to short-term and extraordinary events) of such Acquired Entity (or, in the event that such Acquired Entity is not a separate Person, the consolidated revenue attributable to the assets and liabilities used in connection with the Restricted Activities constituted less than 20% of the consolidated revenue (excluding any effects attributable to short-term and extraordinary events) attributable to the assets and liabilities transferred as part of such Acquisition Transaction);

(h)	acquiring, holding or owning any non-convertible and non-exchangeable debt securities of any Person or advancing, acquiring, holding or owning (as lender) any other form of non-convertible and non-exchangeable loan with any Person in the ordinary course of business; or

(i)	owning, directly or indirectly, any debt or equity securities or other interests in Castle 2003-1 Trust or Castle 2003-2 Trust or receiving the services contemplated by Castle 2003-1 Trust or Castle 2003-2 Trust.

13.4	For the avoidance of doubt, the restrictions in clause 13.2 shall not apply to any Person which is not (or has ceased to be) a member of the Retained Group at the relevant time.

13.5	In consideration of the mutual covenants and conditions contained in this Agreement, each of the Parent and the Purchaser hereby acknowledges and agrees that (a) the Purchaser has required the Parent to make the covenants set forth in this clause 13 as a condition to each of the Purchaser’s obligations under this Agreement, (b) the Parent’s covenants in this clause 13 are reasonable with respect to their duration, geographical area and scope and necessary to protect and preserve the goodwill and business of the Company Group to be acquired by the Purchaser pursuant to this Agreement, and (c) the business, the value of the operating assets and goodwill of the Company Group acquired by the Purchaser would be irreparably damaged if the Parent were to breach the covenants set forth in this clause 13.

13.6	Furthermore, each of the Parent and the Purchaser hereby agrees and acknowledges that, if the Parent or the Seller breaches or threatens to breach any of the covenants contained in this clause 13, the damage or imminent damage to the business, the value of the operating assets and goodwill of the Company Group would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, in addition to any damages or other remedy available under applicable law, the Purchaser shall be entitled to injunctive relief from a court of competent jurisdiction against the Parent for any breach or threatened breach of the covenants set forth in this clause 13.

14.	Tax Matters

14.1

The Purchaser agrees and covenants that (other than with Parent’s written consent or as otherwise provided in the agreement) none of the Purchaser or any Affiliate of the Purchaser will make any election under Section 338 of the U.S.

Tax Code or any U.S. state jurisdiction with respect to any Company Group Member, except for elections under Section 338 as provided herein. Notwithstanding the foregoing, at the election of the Purchaser and upon notice to the Seller, but only to the extent that the Purchaser acquires an amount of Shares and Option Shares under this Agreement meeting the requirements of Section 338(d)(3) of the Code, (i) the Purchaser and Seller shall jointly make, or cause to be made, an election under Section 338(h)(10) of the U.S. Tax Code and related US state or local elections, with respect to each Company Group Member that is a domestic corporation for U.S. federal income tax purposes; and (ii) the Purchaser shall make, or cause to be made, an election under Section 338(g) of the U.S. Tax Code and related U.S. state or local elections with respect to any Company Group Member that is a foreign corporation for U.S. federal income Tax purposes, in connection with the transactions contemplated by this Agreement.

14.2	Parent shall prepare and deliver to the Purchaser IRS Forms 8883 and a schedule allocating the aggregate deemed sale price, as defined in Treasury Regulation Section 1.338-4, for each Company Group Member with respect to which a Section 338(h)(10) election is made pursuant to clause 14.1, among the assets of the affected Company Group Member (each a “Section 338 Allocation Schedule”) at least sixty (60) days prior to the date such IRS Forms 8883 are required to be filed with the IRS. Each Section 338 Allocation Schedule and any other form or document prepared or provided by the Parent pursuant to this clause 14.2 shall be reasonable and shall be prepared in good faith in accordance with Section 338 of the U.S. Tax Code and Section 1060 of the U.S. Tax Code and the Treasury Regulations or applicable state tax regulations thereunder. The Parent and the Purchaser agree to consult and resolve in good faith any issue arising as a result of the Section 338 Allocation Schedule and the IRS Forms 8883, and to mutually consent to the filing as promptly as possible of the IRS Forms 8883. In the event the Parent and the Purchaser are unable to resolve any dispute within thirty (30) calendar days following the delivery of the copies of such Forms 8883 to Purchaser, the Parent and the Purchaser shall jointly request that an independent accounting firm mutually agreed upon by the Purchaser and the Parent (“Independent Accountant”) make a determination in resolution of any issue in dispute as promptly as possible. The Seller and the Purchaser shall each bear 50% of the costs and expenses associated with the Independent Accountant. The Seller and the Purchaser agree to file, and cause their respective Affiliates to file, all US Tax Returns (if any) in accordance with the Section 338 Allocation Schedules and the Section 338(h)(10) elections, and shall neither take any position contrary thereto (unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the U.S. Tax Code or any similar U.S. state or local Tax provision)) nor modify or revoke any Section 338(h)(10) election. The Purchaser and the Seller shall cooperate to file Tax Returns necessary to effectuate the Section 338(h)(10) elections.

14.3	The Parent and the Seller shall, jointly and severally, indemnify and hold harmless the Company from and against (i) any Taxes of each Company Group Member with respect to any Tax period ending on or before the Initial Completion Date (“Pre-Completion Tax Period”) and with respect to any Tax period that begins on or before and ends after the Initial Completion Date (“Straddle Period”), for the portion thereof ending on the Initial Completion Date (including all Taxes directly arising out of any Section 338(h)(10) election), excluding any Taxes which are subject to indemnification by a third party pursuant to a commercial agreement entered into in the ordinary course of business (including leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money) or any agreement relating to the purchase or sale of assets, (ii) any Taxes arising under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law by virtue of any Company Group Member having been a member prior to the Initial Completion of a consolidated, combined, affiliated or unitary tax group that includes a member of the Retained Group and (iii) any payment required to be made after the Initial Completion Date to a Person that is not a Company Group Member under any Tax allocation or sharing agreement, other than any commercial agreement entered into in the ordinary course of business (including leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money) or any agreement relating to the purchase or sale of assets, in each case, together with any reasonable out-of-pocket professional fees related thereto.

14.4	The Seller shall be responsible for and have sole control over preparing and filing all Tax Returns of each Company Group Member (i) that are due (taking into account permissible extensions) on or prior to the Initial Completion Date and (ii) that are related to any consolidated, combined, affiliated or unitary group that includes a member of the Retained Group, in each case, in a manner consistent with past practice and applicable law. The Company shall prepare all other Tax Returns of any Company Group Member that are due after the Initial Completion Date and, in case of any such Tax Return for a Pre-Completion Tax Period or a Straddle Period, shall prepare such Tax Returns in a manner consistent with past practice and applicable law and deliver at least thirty (30) days prior to the due date (including permissible extensions) to Seller a copy of such Tax Returns for Seller’s review and comment. The Company and Seller agree to consult and resolve in good faith any issue arising as a result of any such Tax Return. In the event the Company and Seller are unable to resolve any dispute within ten (10) calendar days following the delivery of the copy of such Tax Return to Seller, the Company and Seller shall jointly request that the Independent Accountant make a determination in resolution of any issue in dispute as promptly as possible. The Company and Seller shall each bear 50% of the costs and expenses associated with the Independent Accountant.

14.5	In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Initial Completion Date shall be deemed to be: (i) in the case of Taxes imposed on a periodic basis (including, real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Initial Completion Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and (ii) in the case of Taxes not described in subclause (i) above (including franchise Taxes, Taxes that are based upon or related to income or receipts, and Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (whether real or personal or tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Initial Completion Date.

14.6

The Parent, the Seller, each Company Group Member, and the Purchaser will reasonably cooperate, and shall cause their respective Representatives to reasonably cooperate, in connection with the preparation, filing and execution of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any such proceeding. In connection with the foregoing, the Purchaser shall cause each member of the Company Group to use reasonable best efforts to prepare and provide to Parent Income Tax information materials (including schedules, work papers and the Company Group’s financial statements for the pre-Initial Completion portion of 2013) (the “Tax Materials”) reasonably required by Parent to enable Parent to prepare and file all Income Tax Returns required to be prepared and filed by it for its 2012 and 2013 Income Tax years. The Tax Materials shall be prepared in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of each member of the Company Group. The Purchaser shall cause each member of the Company Group to use reasonable best efforts to cause the Tax Materials with respect to Parent’s 2012 Income Tax year to be delivered to Parent within sixty (60) days after Initial Completion. With respect to Parent’s 2013 Income Tax year, the Purchaser shall cause each member of the Company Group to use its reasonable best efforts to deliver the consolidated financial statement tax accrual of the Company Group, together with the supporting financial statements, for the pre-Initial Completion portion of the 2013 period within sixty (60) days after the Initial Completion and the Tax

Materials for such period to Parent as soon as reasonably practicable but no later than one hundred and twenty (120) days after the Initial Completion. Notwithstanding the foregoing sentence, any information or calculation included in the Tax Materials that requires information from the Section 338 Allocation Schedules shall be provided (using the most recent draft information) within thirty (30) days after each such draft Section 338 Allocation Schedule is provided to the Purchaser by Parent. The obligations in this clause 14.6 are subject to the same restrictions as set out in clauses 10.4 or 10.5, as applicable.

14.7	If a claim shall be made by any Governmental Authority, which if successful might result in an indemnity payment to an indemnified party pursuant to clause 14.3, then such indemnified party shall give notice to the indemnifying party in writing of such claim (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been actually prejudiced as a result of such failure. Seller shall have sole control over all proceedings and may make all decisions taken in connection with any Tax Claims for Taxes related to any consolidated, combined, affiliated or unitary group that includes a member of the Retained Group and any Company Group Member. Seller shall keep Purchaser reasonably informed of the status of any federal Income Tax audit regarding extraterritorial income or foreign sales company income. With respect to any Tax Claim relating to a Pre-Completion Tax Period that is not covered by the second sentence of this clause 14.7, the Seller shall, solely at its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim; provided, however, the Seller shall keep Purchaser reasonably informed and shall not settle such Tax Claim without the prior written consent of the Purchaser, which shall not be unreasonably withheld, and the Purchaser and counsel of its own choosing shall have the right to participate fully, at its own expense, in all aspects of the prosecution or defense of such Tax Claim. The Seller and the Purchaser shall jointly control and participate in all proceedings taken in connection with any other Tax Claim relating to Taxes for any Straddle Period, and shall bear their own respective costs and expenses, provided that neither party shall settle any such Tax Claim without the prior written consent of the other. Notwithstanding anything to the contrary in this Agreement, the provisions of clause 7.3 shall not control with respect to a Tax Claim.

14.8	The Seller shall cause all tax allocation agreements or tax sharing agreements between a member of the Company Group and a member of the Retained Group to be terminated as of the Initial Completion Date, and shall ensure that such agreements are of no further force or effect as to any Company Group Member on and after the Initial Completion Date and that there shall be no further liabilities or obligations imposed on any Company Group Member under any such agreements.

14.9	All sales and transfer taxes, recording charges and similar taxes, fees or charges imposed as a result of the Transactions (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, shall be borne equally by the Purchaser and Parent. The parties shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes.

14.10	Seller shall be entitled to receive and retain any refund or other reimbursement or credit (including from any overpayment) actually received or applied to offset any other Tax liability in respect of Taxes of a Company Group Member for which Seller is responsible under clause 14.3 or 14.9, as applicable. The Company shall be entitled to receive and retain any other refund or other reimbursement or credit (including from any overpayment) actually received or applied to offset any other Tax liability of a Company Group Member. The Company and the Seller, as the case may be, shall promptly notify the other party of the receipt of any refund or other reimbursement or credit to which the other party is entitled hereunder and pay over such refund or other reimbursement or the amount of such credit, net of any cost attributable to such receipt or recognition.

14.11	The Company shall make payments to the Parent on or prior to the Initial Completion Date with respect to, and in an aggregate amount equal to, the reserves reflected on the most recent Financial Statement with respect to any uncertain tax positions regarding extraterritorial income (but without regard to the tax basis depreciation adjustment) and foreign sales company income, each adjusted by the Parent through the Initial Completion Date consistent with past practice.

15.	Confidentiality

15.1	The terms of the confidentiality agreement, dated September 14, 2012, between the Parent and New China Trust Co., LTD., the confidentiality agreement, dated September 14, 2012, between the Parent and New China Life Insurance Co., LTD., the confidentiality agreement, dated September 14, 2012, between the Parent and China Aviation Industrial Fund Management Limited Company, the confidentiality agreement, dated September 14, 2012, between the Parent and an Affiliate of P3 Investments Ltd. and the confidentiality agreement, dated September 19, 2011, between the Parent and Tianjin ICBC International Investment Advisor LLP and, in each case, any amendments thereto (collectively, the “Confidentiality Agreements”) are incorporated into this Agreement by reference and shall continue in full force and effect until Initial Completion, at which time the confidentiality obligations under the Confidentiality Agreements shall terminate. If, for any reason, the transactions contemplated by this Agreement are not completed, the Confidentiality Agreements shall nonetheless continue in full force and effect in accordance with its terms.

15.2	From and after Initial Completion, the Parent and the Seller, on the one hand, and the Purchaser, on the other hand, shall, and shall procure that their respective Affiliates (including with respect to the Purchaser, the Company and the Company Subsidiaries) and Representatives shall, maintain in confidence any written, oral or other information relating to or obtained from the other party or its Affiliates (including with respect to the Purchaser following Initial Completion, the Company and the Company Subsidiaries), and following Initial Completion, the Parent and the Seller shall maintain in confidence any written, oral or other information relating or obtained from the Company or any of the Company Subsidiaries except that the foregoing requirements of this clause 15.2 shall not apply to the extent that:

(a)	any such information is or becomes generally available to the public other than (i) in the case of the Purchaser, as a result of a disclosure by the Parent or its Affiliates or any of their respective Representatives and (ii) in the case of the Parent or the Seller, as a result of a disclosure by the Purchaser, the Company or any Company Subsidiary (after the Initial Completion Date) or any of their respective Affiliates, or any of their respective Representatives;

(b)	any such information is required by applicable Law, governmental order or a Governmental Authority to be disclosed after prior written notice has been given to the other party (including any report, statement, testimony or other submission to such Governmental Authority);

(c)	any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to the Transaction Agreements (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, investigation or administrative proceeding);

(d)	any such information was or becomes available to such party on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not bound by a confidentiality agreement with respect to such information; or

(e)	any such information that becomes known or available pursuant to or as a result of the carrying out of the provisions of a Transaction Agreement (which information shall be governed by the confidentiality provisions, if any, set out therein).

Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

15.3	Notwithstanding anything in this Agreement or the other Transaction Agreements to the contrary, the parties acknowledge and agree that the Parent and its Affiliates may share any information relating to or obtained from the Purchaser or its Affiliates (including the Company and the Company Subsidiaries) with the Federal Reserve Bank of New York and its respective Representatives.

16.	Intellectual Property

16.1	As of the Initial Completion Date, the Parent shall assign to the Company, in an agreement mutually satisfactory to the Purchaser and the Parent, all of its worldwide right, title and interest in the trademarks ILFC and INTERNATIONAL LEASE FINANCE CORPORATION, and all registrations, applications and common-law rights related thereto and the goodwill of the business symbolized thereby and all claims relating to the foregoing.

16.2	The Purchaser, for itself and its Affiliates, acknowledges and agrees that the Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the names “AIG,” “American International Group, Inc.” or “AI,” or any trade, corporate or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names or any other name or source identifiers to the extent employing the wording “AIG” or any “AI” formative marks, “American International” formative marks or any confusingly similar derivation or variation of any of the foregoing (for example, among others, American International, American International Group, American International) or any confusingly similar trade, corporate or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier (including any registrations and applications relating thereto) (the “Parent Names and Marks”), and, except as otherwise expressly provided in this clause 16, neither the Purchaser nor any of its Affiliates shall have any rights in or to any of the Parent Names and Marks and neither the Purchaser nor any of its Affiliates shall (i) seek to register in any jurisdiction any trade, corporate or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier that is a confusingly similar derivation, translation, adaptation, combination or variation of the Parent Names and Marks or that is confusingly similar thereto or (ii) contest the use, ownership, validity or enforceability of any rights of the Parent or any of its Affiliates in or to any of the Parent Names and Marks.

16.3	Except as otherwise provided in this clause 16, following the Initial Completion Date, the Purchaser shall, and shall cause its Affiliates to, immediately cease and discontinue any and all uses of the Parent Names and Marks, whether or not in combination with other words, symbols or other distinctive or non-distinctive elements and all trade, corporate or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names and other name or source identifiers confusingly similar to any of the foregoing or embodying any of the foregoing whether or not in combination with other words, symbols or other distinctive or non-distinctive elements.

16.4	As promptly as practicable after the Initial Completion Date, and in no event later than three (3) months after the Initial Completion Date, the Purchaser shall, and shall cause its Affiliates to, destroy, return to Seller or exhaust all materials bearing the Parent Names and Marks, including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, web sites, invoices, receipts, forms, product, training and service literature and materials, and other materials (“Materials”). Except as otherwise provided in this clause 16, the Company Group shall during such period of up to three (3) months after the Initial Completion Date have the right to use such existing Materials in connection with their existing businesses as conducted as of the Initial Completion, provided that the Purchaser shall, and shall cause the Company Group to, take reasonable actions to commence the removal of the Parent Names and Marks from all such Materials immediately following the Initial Completion Date; and provided, further, that the Purchaser shall, and shall cause the Company Group to, as promptly as practicable (and in any event within three (3) months) after the Initial Completion Date cease all use of the Parent Names and Marks on all stationery, business cards, purchase orders, invoices, receipts and similar correspondence. The Purchaser, for itself and its Affiliates, agrees that use of the Parent Names and Marks during the three (3) month period authorized by this clause 16.4 shall be only with respect to goods and services and marketing, advertising, product, training or service materials in any media existing in inventory at the Initial Completion and shall not be for any new goods or services (including any new marketing or advertising materials or product, training or service literature). The Purchaser, for itself and its Affiliates, shall indemnify and hold harmless the Parent and its Affiliates from and against any liabilities, obligations, losses or damages (other than trademark infringement claims) arising from use of the Parent Names and Marks with respect to goods and services during the three (3) month period authorized by this clause 16.4. Notwithstanding the foregoing, at all times after the Initial Completion Date, Purchaser and its Affiliates may use the Parent Names and Marks to the extent required or permitted by applicable law and/or in a neutral, non-trademark manner to describe the history of the businesses of the Company Group.

16.5	The Purchaser, the Company Group and each of their respective Affiliates hereby grant to the Parent, the Seller and each of their respective Affiliates for three (3) months after the Initial Completion Date a worldwide, royalty-free, fully paid-up, non-exclusive, sublicenseable to Affiliates or as necessary to run the business (without further right to sublicense, except to the extent necessary to run the business), non-transferable (except as set forth herein) right and license, effective as of the Initial Completion Date, in and to all trademarks owned by the Company Group, immediately following the Initial Completion, that are or were used in the respective businesses of the Parent and/or any of its Affiliates (other than the Company Group) which are set forth on Schedule 16.5 of the Disclosure Letter, for the continued use in and in connection with such businesses of the Parent and/or any of its Affiliates (other than the Company Group). The Parent and/or its respective Affiliates and/or their successors or assigns may not assign or otherwise transfer their respective licenses hereunder other than to an Affiliate or in connection with a change in control of the Parent and/or any of its Affiliates or their successors or assigns, provided that the scope of the above license is not intended to expand beyond the goods and services of the Parent and its Affiliates as of the Initial Completion Date, and for clarity, would not expand to any other goods and services of any successor or assign. Notwithstanding the foregoing, at all times after the Initial Completion Date, the Parent, the Seller and each of their Affiliates may use all trademarks set forth on Schedule 16.5 of the Disclosure Letter to the extent required or permitted by applicable law and/or in a neutral, non-trademark manner to describe the history of the businesses of the Company Group.

17.	Costs and Expenses

Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the party incurring such costs and expenses, whether or not Initial Completion and/or Subsequent Completion shall have occurred.

18.	Notices

18.1	All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this clause 18.1):

(a)	if to the Parent:

American International Group, Inc.

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

United States of America

Fax: 212-909-6836

Attention: John M. Vasily

(b)	if to the Seller:

AIG Capital Corporation

80 Pine Street

New York, New York 10005

United States of America

Fax: 212-425-3275

Attention: General Counsel, American International Group, Inc.

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

United States of America

Fax: 212-909-6836

Attention: John M. Vasily

(c)	if to the Purchaser:

87 Mary Street

George Town, Grand Cayman

KY1-9005

Cayman Islands

Fax: +852-2810-0368

Attention: Wing Fai Ng, Cheng Ming and Brian Ooi

with a copy to:

Simpson Thacher & Bartlett

ICBC Tower, 35/F

3 Garden Road

Central, Hong Kong

Fax: +852-2869-7694

Attention:	Kathryn King Sudol

Daniel Clivner

18.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered personally, on delivery;

(b)	if sent by registered or certified mail, three (3) clear Business Days after the date of posting; and

(c)	if sent by facsimile with receipt confirmed before 5:30 p.m. on a Business Day, when dispatched, or if sent on a day which is not a Business Day or after 5:30 p.m. on a Business Day, at 9:00 a.m. on the next following Business Day.

18.3	For the purposes of this clause, any reference to a particular time relates to the time at the location of the party giving notice as set out in clause 18.1.

19.	Announcements

19.1	Purchaser shall procure the release of the announcement in the form agreed (the “Announcement”) as soon as practicable on the Signing Date or such other time and date as may be agreed by the Parent and Purchaser.

19.2

Subject to clause 19.3, each party shall not, and shall procure that each of its Affiliates or Representatives shall not, issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement and the Transaction Agreements without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or applicable securities exchange rules, in which case the party required to publish such press release or public announcement, if feasible, shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication, and the party required to publish shall give reasonable consideration to all such comments.

19.3	Clause 19.2 shall not apply to any press release, public announcement or other communication with the news media made by the Purchaser which is consistent with the Announcement and the terms of this Agreement and does not contain any further information relating to the Company Group to that which has been previously announced or made public in accordance with the terms of this Agreement.

19.4	Prior to Initial Completion, each of the parties shall not, and shall procure that each of its Affiliates or Representatives shall not, disclose any plans or intentions relating to the customers, agents or employees of, or other Persons with significant business relationships with, the Company or the Company Subsidiaries without first obtaining the prior written approval of the other parties, which approval shall not be unreasonably withheld or delayed.

20.	Invalidity and Severability

20.1	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable. Upon any determination that any term or provisions of this Agreement is held invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

20.2	Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be completed as originally contemplated to the greatest extent possible.

21.	Further Assurance

21.1	Each of the Parent, the Seller and the Purchaser shall, and shall procure that its respective Affiliates shall:

(a)	execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be required by Law, as may be necessary or as may reasonably be required by the other party to carry out the provisions, and give effect to the transactions contemplated by, the Transaction Agreements; and

(b)	refrain from taking any actions that could reasonably be expected to impair, delay or impede Initial Completion or Subsequent Completion; provided that any failure by the Purchaser to exercise the Option shall not be deemed a breach of this clause 21.1(b).

22.	Entire Agreement

Except as otherwise expressly provided in the Transaction Agreements, the Transaction Agreements constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreements to the extent not in conflict with this Agreement, between or on behalf of the Parent and/or its Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.

23.	Assignment

23.1	This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise without the prior written consent of all of the parties hereto; provided that the Purchaser, with the prior written consent of the Parent and the Seller (which shall not be unreasonably withheld conditioned or delayed) shall be permitted to assign all of its rights and obligations hereunder so long as such assignee executes a counterpart to this Agreement and each other Transaction Agreement to which the Purchaser is a party. Any attempted assignment in violation of this clause 23 shall be void.

23.2	This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

24.	No Third Party Beneficiaries

Except as provided in clauses 7.2 and 7.3, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and is not intended to and shall not confer upon any other person any rights, benefits or remedies of any nature under or by reason of this Agreement. Accordingly, any Person who is not a party to this Agreement may not enforce any of its terms.

25.	Amendment and Waiver

25.1	No provision of this Agreement or any other Transaction Agreement may be amended, supplemented or modified except by a written instrument signed by all the parties to such agreement.

25.2	No provision of this Agreement or any other Transaction Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective.

25.3	No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

25.4	The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

26.	Counterparts

26.1	This Agreement and each of the other Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

26.2	Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

27.	English Language

27.1	This Agreement is in the English language and if this Agreement is translated into another language, the English language text shall prevail.

27.2	Each notice or other communication under or in connection with this Agreement shall be in English.

28.	Currency Conversion and Payment Mechanics

28.1	Any and all payments made pursuant to this Agreement shall be made in U.S. dollars.

28.2	Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date.

28.3	For the purposes of clause 28.2:

(a)	“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the date immediately preceding the Relevant Date as quoted by the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(b)	“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made.

28.4	Any payments made pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by Law or as otherwise agreed in writing).

29.	Governing Law, Dispute Resolution and Jurisdiction

29.1	This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction; provided that the federal securities laws of the United States (including the case law of the U.S. federal courts thereunder) shall apply with respect to the determination of any liability of the Seller and/or the Parent under clause (c) of the proviso to clause 7.1 hereof.

29.2

Any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or the transactions contemplated by this Agreement or the formation, applicability, breach, termination or validity thereof, shall be finally settled exclusively by arbitration in accordance with the Rules of

Arbitration of the International Chamber of Commerce (the “ICC”) in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The arbitration shall be conducted by three arbitrators (the “Arbitral Tribunal”). The arbitration shall be conducted in the English language and the seat of the arbitration shall be Hong Kong SAR, China.

29.3	The party or parties initiating arbitration (the “Claimant(s)”) shall nominate an arbitrator in its (their) request for arbitration (the “Arbitration Request”). The party or parties named as Respondent(s) in the Arbitration Request (the “Respondent(s)”) shall nominate an arbitrator within thirty (30) days of receipt of the Arbitration Request and shall notify the Claimant(s) of such nomination in writing. If within thirty (30) days of receipt of the Arbitration Request by the Respondent(s), the Respondent(s) has (have) not nominated an arbitrator, then the International Court of Arbitration of the International Chamber of Commerce (the “ICC Court”) shall appoint an arbitrator on behalf of the Respondent(s). The first two arbitrators nominated by the parties or appointed by the ICC Court in accordance with the above shall nominate a third arbitrator within thirty (30) days of the confirmation by the ICC Court (or appointment in accordance with the above) of the arbitrator nominated/appointed on behalf of the Respondent(s). When the third arbitrator has accepted the nomination, the other two arbitrators shall promptly notify the parties of the nomination. If the first two arbitrators nominated/appointed fail to nominate a third arbitrator within the thirty (30) days referred to above, the ICC Court shall appoint the third arbitrator and shall promptly notify the parties of the appointment. The third arbitrator shall act as chair of the Arbitral Tribunal. Each arbitrator shall be qualified to practice law under the Laws of the State of New York. An arbitrator shall be deemed to have met these qualifications unless any party objects within fifteen (15) days.

29.4	The parties agree that any Award by the Arbitral Tribunal on interim measures shall be fully enforceable as such and an application for interim measures to a court of competent jurisdiction by any party to the arbitration shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate set out in this clause 29.

29.5

In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this clause 29, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this clause may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the Arbitral Tribunal appointed in the first-commenced arbitration proceeding. The Arbitral Tribunal must not consolidate such arbitrations unless the Arbitral Tribunal determines that (i) there are issues of fact or law common to the proceedings, so that a consolidated proceeding would be more efficient than separate proceedings, and (ii) no party hereto would be prejudiced as a result of such consolidation through undue delay, conflict of interest or otherwise. If the Arbitral Tribunal and any arbitration tribunal appointed in a subsequent arbitration proceeding disagree as to whether their respective arbitrations should be consolidated there shall be no consolidation.

29.6	Subject to clause 15.3, the parties, the ICC Court, any arbitrator, and their agents or representatives, shall keep confidential and not disclose to any non-party the existence of the arbitration, non-public materials and information provided in the arbitration by another party, and orders or awards made in the arbitration (together, the “Confidential Information”). If a party or an arbitrator wishes to involve in the arbitration a non-party – including a fact or expert witness, stenographer, translator or any other person – the party or arbitrator shall make reasonable efforts to secure the non-party’s advance agreement to preserve the confidentiality of the Confidential Information. Notwithstanding the foregoing, a party may disclose Confidential Information to the extent necessary to: (i) prosecute or defend the arbitration or proceedings related to it (including enforcement or annulment proceedings), or to pursue a legal right; (ii) respond to a compulsory order or request for information of a governmental or regulatory body; (iii) make disclosure required by law or by the rules of a securities exchange; (iv) seek legal, accounting or other professional services, or satisfy information requests of potential acquirers, investors or lenders, provided that in each case of any disclosure allowed under the foregoing circumstances (i) through (iv), where possible, the producing party takes reasonable measures to ensure that the recipient preserves the confidentiality of the information provided. The Arbitral Tribunal may permit further disclosure of Confidential Information where there is a demonstrated need to disclose that outweighs any party’s legitimate interest in preserving confidentiality. This confidentiality provision survives termination of this Agreement and of any arbitration brought pursuant to this Agreement. This confidentiality provision may be enforced by an arbitral tribunal or any court of competent jurisdiction, and an application to a court to enforce this provision shall not waive or in any way derogate from the agreement to arbitrate set out in this clause 29.

29.7	Solely in respect of any dispute, controversy or claim arising out of or in connection with the refusal by either party to effect any Completion including taking actions required hereunder before such Completion, and notwithstanding any other provision of this clause 29, the following provisions shall apply:

(a)

the arbitration shall be conducted in an expedited manner. There shall be one round of pre-hearing submissions by each party, whether simultaneous or sequential as directed by the Arbitral Tribunal, and no reply or rejoinder submissions shall be made unless the Arbitral Tribunal expressly so authorizes. The arbitration hearing shall be held within four months of the constitution of the Arbitral Tribunal and shall continue, to the extent practicable, from Business Day to Business Day until completed. There shall be no post-hearing submissions except as directed by the Arbitral Tribunal, and before ordering such submissions, the Arbitral Tribunal shall identify for the parties, on the basis of its assessment of the case as of that time, the specific issues or matters it believes should be addressed. The Arbitral Tribunal shall endeavor to render its Award within six weeks of the last day of the arbitration hearing. The Arbitral Tribunal may modify the provisions of this clause 29.7 for good cause shown. Failure to comply with any time period set out in this clause 29.7 shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its Award;

(b)	any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the dispute, controversy or claim. The parties expressly waive any right to seek evidence under section 1782 of title 28 of the U.S. Code or any other provision contained in the arbitration or other procedural rules or Laws of any jurisdiction. A party may request, and the Arbitral Tribunal should authorize, production only of specific documents or narrow and specific categories of documents that are critical to the fair presentation of a party’s case and reasonably believed to exist and be in the possession, custody or control of the other party; and

(c)	the Arbitral Tribunal shall have power to make any Award that it deems just and appropriate, including specific performance or injunctive relief.

29.8	If there is any dispute as to whether a dispute, controversy or claim is subject to arbitration, the Arbitral Tribunal shall have jurisdiction to decide the same.

29.9

The agreement to arbitrate under this clause 29 shall be specifically enforceable. Any Award rendered by the Arbitral Tribunal shall be in writing and shall be final and binding upon the parties, and may include an award of costs, including reasonable legal fees and disbursements, to the prevailing party. The parties undertake to carry out any Award without delay and waive their right to any form of recourse based on grounds other than those contained in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 insofar as such waiver can validly be made. Judgment upon any Award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Law, the parties agree that any court of competent jurisdiction in which enforcement of the Award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

29.10	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts located in Hong Kong SAR, China for enforcing the parties’ agreement to arbitrate, enforcing any arbitration Award or obtaining or enforcing interim measures (including injunctive relief). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY IN ANY COURT OF COMPETENT JURISDICTION IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

30.	Agent for Service of Process

30.1	Without prejudice to any other permitted mode of service, each of the Parent and the Seller irrevocably agrees that service of any claim form, notice or other document for the purpose of clause 29 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to Law Debenture Services (H.K.) Limited, Room 3105, Alexandra House, 18 Chater Road, Central, Hong Kong (marked for the attention of the Service of Process Team Regarding American International Group, Inc.) or such other Person and address in Hong Kong as the Parent or the Seller shall notify the Purchaser of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

30.2	Without prejudice to any other permitted mode of service, the Purchaser irrevocably agrees that service of any claim form, notice or other document for the purpose of clause 29 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to Law Debenture Services (H.K.) Limited, Room 3105, Alexandra House, 18 Chater Road, Central, Hong Kong (marked for the attention of the Service of Process Team Regarding American International Group, Inc.) or such other Person and address in Hong Kong as the Purchaser shall notify the Seller of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

31.	Miscellaneous

31.1	Without prejudice to any non-monetary rights or remedies available to it, the Purchaser hereby irrevocably waives any right which it may have to claim damages (or other monetary rights or remedies) from the Seller for breach of any of the obligations, commitments, undertakings or warranties given by the Parent or the Seller under this Agreement. In consideration of the Purchaser agreeing to such waiver and without prejudice to the other terms of this Agreement, the Parent agrees to be solely and exclusively responsible to the Purchaser for any damages (or other monetary rights or remedies) for which the Seller would, but for such waiver, have been liable to the Purchaser or any of its Affiliates under this Agreement.

31.2	The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parent or the Seller in accordance with their specific terms or were otherwise breached by the Parent or the Seller. It is accordingly agreed by the parties hereby that, prior to any termination of this Agreement in accordance with its terms, the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement against the Parent and/or the Seller, this being in addition to any other remedy to which the Purchaser is entitled at law or in equity. The Parent and the Seller acknowledge and agree that neither of them shall be entitled to an injunction or injunctions to prevent any breaches of this Agreement by the Purchaser or to enforce specifically the terms and provisions of this Agreement or otherwise to obtain any equitable relief or remedy against the Purchaser and that the Parent’s and the Seller’s sole and exclusive remedy with respect to any such breach shall be the Deposit Amount (or a portion thereof) subject to and in accordance with clause 7, and clause 15; provided that Parent and Seller shall have the right to enforce specifically the Equity Commitment Letter solely to the extent expressly set forth therein under the circumstances specified therein, and if the Funding Investors or the Option Funding Investors (each as defined in the Equity Commitment Letter) are required to contribute to the Purchaser (as defined therein) cash sufficient to pay the Shares Purchase Price and/or the Option Purchase Price, as the case may be, under and in accordance with the Equity Commitment Letter, following such funding, the Parent and the Seller will have the right to enforce specifically the obligation of the Purchaser to purchase the Shares and, if the Option is exercised in accordance with the terms hereof, the Option Shares, pursuant to this Agreement. The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Purchaser in accordance with their specific terms or were otherwise breached by the Purchaser.

32.	Adjustment of Purchase Price

The parties (and their successors and permitted assigns) shall treat any payment made under this Agreement by the Seller to the Purchaser as an adjustment to the Purchase Price payable pursuant to clause 2 and shall use reasonable commercial efforts to structure the satisfaction of any payment obligation hereunder so as to minimize the amount of Tax that may be required to be deducted or withheld therefrom or charged thereon.

AS WITNESS this Agreement has been signed by the parties (or their duly authorized representatives) on the date stated at the beginning of this Agreement.

Signed by William N. Dooley for and on behalf of AIG CAPITAL CORPORATION	) )	/s/ William N. Dooley Chief Executive Officer

)

Signed by Robert H. Benmosche for and on behalf of AMERICAN INTERNATIONAL GROUP, INC.	) ) )	/s/ Robert H. Benmosche President and Chief Executive Officer

AS WITNESS this Agreement has been signed by the parties (or their duly authorized representatives) on the date stated at the beginning of this Agreement.

Signed by Wing Fai Ng for and on behalf of JUMBO ACQUISITION LIMITED	) )	/s/ Wing Fai Ng Director

Schedule 1

Warranties

1.	Organization, Authority and Enforceability

1.1	The Parent and the Seller are corporations duly incorporated and validly existing under the Laws of the State of Delaware.

1.2	Each Company Group Member is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. Each Company Group Member is duly qualified as a foreign corporation or other organization to do business, and is in good standing (where such concept is legally recognized in the applicable jurisdiction), in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary other than with respect solely to taxation, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not have a Material Adverse Effect.

1.3	The Parent has made available to the Purchaser prior to the Signing Date true and complete copies of the certification of incorporation, bylaws or similar constitutional documents of the Company and each Material Subsidiary.

1.4	Each of the Parent and the Seller has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, each of the Transaction Agreements to which it is a party.

1.5	This Agreement has been duly executed and delivered by the Parent and the Seller.

1.6	Assuming due authorization, execution and delivery by the other parties hereto, each of the Transaction Agreements to which the Parent or the Seller (as applicable) is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of the Parent or the Seller (as applicable), enforceable against the Parent or the Seller (as applicable) in accordance with its terms.

1.7	The execution, delivery and performance by each of the Parent and the Seller of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by the Parent and the Seller (as applicable) of the transactions contemplated hereunder and thereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Parent and the Seller, and no further approval or authorization shall be required on the part of the Parent or the Seller.

2.	Capitalization and Ownership

2.1	The Disclosure Letter sets forth, as of the Signing Date, a true, correct and complete list of (i) the authorized capital of the Company and each Material Subsidiary, (ii) the number of shares (or other applicable units) of each class or series of capital stock (excluding the MAPS) of the Company and each Material Subsidiary that are issued and outstanding, together with the name of each holder thereof and (iii) the jurisdiction of organization of the Company and each Material Subsidiary.

2.2	All the outstanding shares (or other applicable units) or ownership interests of the Company and each other Company Group Member have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any pre-emption or subscription rights.

2.3	The Shares represent 80.1%, and the Option Shares represent 9.9%, of the issued and outstanding shares (excluding the MAPS) of the Company and there are no other shares, other securities or warrants or convertible or exchangeable securities convertible into securities in the capital of the Company in issue, other than the shares of common stock of the Company owned by the Seller, which will represent, in aggregate 19.9%, or 10.0% if the Option is exercised for the Option Shares in accordance with the terms hereof, of the issued and outstanding shares (excluding the MAPS) of the Company immediately following the applicable Completion; provided that each of the foregoing percentages shall be subject to pro rata dilution from certain agreed share and share-based awards to be issued to certain members of management and employees of the Company Group in connection with the Initial Completion.

2.4	Other than the Option and as contemplated by the Management Agreement Term Sheet, there are no options, calls, warrants or convertible or exchangeable securities, or conversion, pre-emption, subscription or other rights, or agreements, arrangements or commitments (other than Permitted Liens over the shares or ownership interests of any Company Group Member), in any such case, obligating or which may obligate any Company Group Member to issue, sell, purchase, return or redeem, or otherwise dispose of, transfer or acquire, any respective shares (or other applicable units) or ownership interests convertible into or exchangeable for any of their respective shares (or other applicable units). There are no capital appreciation rights, phantom share plans, securities with participation rights or features, or similar obligations and commitments of any other Company Group Member.

2.5	Except for the Transaction Agreements and restrictions imposed by applicable Laws or any Governmental Authority or except for trusts holding title to Aircraft, there are no voting trusts, shareholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Shares or the Option Shares or (other than Permitted Liens) of the shares (or other applicable units) or ownership interests of any Company Group Member.

2.6	There are no entities in which the Company directly or indirectly owns or controls any voting power or otherwise owns any equity interests, other than the Company Subsidiaries and other than positions taken in connection with ordinary course cash management activities.

3.	Ownership and Transfer of Shares

3.1	Seller is the sole legal holder of record and beneficial owner of the Shares and the Option Shares, free and clear of any Encumbrances.

3.2	The Seller has the power and authority to sell, transfer, assign and deliver the Shares and the Option Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and valid title to the Shares and the Option Shares, free and clear of all Encumbrances and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares or the Option Shares), other than restrictions on transfer imposed by applicable Law.

4.	No Conflicts

Provided the Governmental Approvals identified in Schedule 5 have been made or obtained, the execution and delivery by each of the Parent and the Seller (as applicable) of the Transaction Agreements to which it is a party, the performance by each of the Parent and the Seller (as applicable) of its obligations under the Transaction Agreements to which it is a party and the consummation by each of the Parent and the Seller (as applicable) of the transactions contemplated by the Transaction Agreements to which it is a party do not and will not: (i) violate or result in the breach of any provision of the organizational documents of the Seller, the Parent or any Company Group Member; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by, the Parent, the Seller or any Company Group Member (except, in the case of Governmental Approvals, for the Governmental Approvals identified in Schedule 5 and notices, filings, exemptions or reviews, consents or approvals the failure of which to make or obtain that would not, individually or in the aggregate, reasonably be expected to give rise to a material liability or to criminal liability); or (iii) conflict with or violate, result in any breach of, constitute a default (or even which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, or result in the creation of any Encumbrance (other than Permitted Liens) on any of the assets or properties of any Company Group Member pursuant to, any Material Contract to which the Parent, the Seller or any Company Group Member is a party or by which any of them of any of their respective properties, assets or businesses is bound or subject, except, in the case of clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults, consents, terminations, accelerations, cancellations, losses, rights or creations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.	Financial Statements

The audited consolidated financial statements of the Company as of and for the years ended December 31, 2009, 2010 and 2011, and the notes thereto (the “Audited Financial Statements”), and the unaudited consolidated financial statements of the Company as of and for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, and the notes thereto (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”), (i) have been prepared in accordance with (a) all applicable Laws and financial regulations of the relevant jurisdiction(s) in force at the time of their preparation and (b) GAAP, which has been consistently applied throughout the periods indicated therein, except as otherwise disclosed in the Financial Statements; and (ii) present fairly, in all material respects, the consolidated financial position of the Company as of the end of such financial periods and the consolidated results of operations and cash flows of the Company for each of the periods then ended, except that the Unaudited Financial Statements are subject to normal recurring year-end adjustments.

6.	Absence of Certain Changes

6.1	Since December 31, 2011 through the Signing Date, there has been no event, change, occurrence or development or state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

6.2	Since the Company Prospectus Date through the Signing Date, each Company Group Member has conducted its business in such a manner that the Seller’s and the Parent’s obligations under clause 8.1 would have been complied with as if this Agreement were in effect from the Company Prospectus Date.

7.	No Undisclosed Liabilities

No Company Group Member has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not properly disclosed or reserved against in the Financial Statements as of and for the period ended September 30, 2012 to the extent required to be so disclosed or so reserved against therein in accordance with GAAP, except for (A) liabilities that have arisen since September 30, 2012 in the ordinary and usual course of business and consistent with past practice and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

8.	Internal Control of Financial Reporting

(a)	The Company Group has devised and maintains systems of internal accounting and disclosure control procedures with respect to its businesses sufficient to provide reasonable assurances that: (a) material information relating to the Company, including its consolidated Subsidiaries, is made known to senior management of the Company by others within those entities and (b) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are no significant deficiencies or material weaknesses in the design or the operation of the internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act) of any of the Company Group Members which would reasonably be expected to adversely affect in any material respect the ability of the Company Group, taken as a whole, to record, process, summarize and report financial data and there is no, and there has not been any instances of, fraud that involves or involved management or other employees who have or had a significant role in such internal controls.

9.	Stock Lending

No Company Group Member is a party to any stock lending or similar agreements or similar arrangements or has any obligations or liabilities (whether or not contingent) under or in connection with any such agreements or arrangements. No Company Group Member has any obligations or liabilities (whether or not contingent) under or in connection with any stock lending agreements or arrangements which are no longer outstanding but under which obligations or liabilities (whether or not contingent) exist or may arise.

10.	Indebtedness

The Company Prospectus together with paragraph 10 of Schedule 1 of the Disclosure Letter describes all Indebtedness for borrowed money of each Company Group Member that has in excess of US$50 million outstanding.

11.	Disclosure

The draft prospectus that forms a part of the registration statement for ILFC Holdings Inc., filed on Form S-1 with the SEC on September 2, 2011, as amended by Amendment No. 5 to Form S-1 filed with the SEC on the Company Prospectus Date, as supplemented by the information indicated in paragraph 11 of Schedule 1 of the Disclosure Letter (the “Company Prospectus”), as of the Company Prospectus Date, does not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

12.	Brokers and Finders

No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Parent, the Seller or any of their respective Affiliates.

13.	Offering of Securities

Neither the Parent, the Seller, the Company nor any Person acting on their behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Shares or the Option Shares under the Securities Act), which might subject the sale of any of the Shares or the Option Shares to the Purchaser pursuant to this Agreement to the registration requirements of the Securities Act.

14.	Material Contracts

Each Material Contract is a valid and binding obligation of each of the Company Group Member(s) (as applicable) that is party thereto and, to the knowledge of the Parent, each other party to such Material Contract, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each such Material Contract is enforceable against the Company Group Member(s) that is party thereto and, to the knowledge of the Parent, as of the Company Prospectus Date, and, to the knowledge of the Parent without inquiry, as of the Company Prospectus Date, each other party to such Material Contract in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent, as of the Signing Date, any other party to a Material Contract, is in material default or material breach of a Material Contract and, to the knowledge of the Parent, as of the Signing Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

15.	Affiliates

Each contract, agreement and other arrangement between any member of the Company Group, on the one hand, and the Parent or any of its Affiliates (excluding any member of the Company Group), on the other hand, in effect as of the Signing Date (each of the foregoing, a “Related Party Contract”) has been entered into, and contains terms and conditions that have been negotiated, on an arm’s-length basis. The Disclosure Letter contains a true and complete list of all Related Party Contracts (other than Related Party Contracts entered into on an arms-length basis for the provision of insurance), true and complete copies of which have been made available to the Purchaser prior to the Signing Date.

16.	Compliance with Laws

Each Company Group Member has all material permits, licenses, franchises, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, Governmental Authorities, that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted (the “Permits”), including all material licenses, certificates of authority, permits or other authorizations that are required to be obtained from any Governmental Authority in connection with the operation, ownership or transaction of an aircraft leasing business. To the knowledge of the Parent, all Permits are valid and in full force and effect. To the knowledge of the Parent, no Company Group Member is in default under or the subject of a proceeding for suspension or revocation of, and, to the knowledge of the Parent, no condition exists that with notice or lapse of time or both would constitute a default under, or basis for suspension or revocation of, any Permit. Each Company Group Member has complied in all respects and is not in default or violation of, and no Company Group Member is, to the knowledge of the Parent, under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable Law, other than such noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except for statutory or regulatory restrictions of general application or applicable to aircraft leasing companies generally, no Governmental Authority has placed any material restriction (other than Permitted Liens) on the business or properties of any Company Group Member that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. This paragraph 16 shall not apply with respect to Taxes.

17.	Reports

Since March 6, 2011, each Company Group Member has timely filed (subject to any permitted extension) all material reports, forms, certifications, registrations, documents,

filings, statements and submissions, together with any exhibits, amendments and supplements thereto, that it was required to file with any Governmental Authority (but excluding the Company Prospectus and its predecessors, including any preliminary registration statements filed on Form S-1 and amendments thereto) (the foregoing, collectively, the “Reports”) and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing, (i) each of the Reports filed with the SEC and, to the knowledge of the Parent, each other Report complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Authorities, (ii) each of the Reports filed with the SEC did not contain any untrue statement of material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and (iii) to the knowledge of Parent each of the other Reports was complete and accurate in all material respects. This paragraph 17 shall not apply with respect to Tax Returns.

18.	Litigation and Other Proceedings

There are no legal proceedings (including any proceeding or, to the knowledge of the Parent, any investigation by or before any Governmental Authority) pending or, to the knowledge of the Parent, threatened in writing against any member of the Company Group or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect on any material business operations of any member of the Company Group. No member of the Company Group is subject to, and none of its assets, properties or businesses is bound by, any Order in a Material Jurisdiction and, to the knowledge of the Parent, in any jurisdiction (other than a Material Jurisdiction), in each case which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect on any material business operations of any member of the Company Group. As of the Signing Date, there are no legal proceedings (including any investigation or proceeding by or before any Governmental Authority) pending or, to the knowledge of the Parent, threatened in writing against any member of the Company Group or to which any of their respective assets are subject questioning the legality of the transactions contemplated by any of the Transaction Agreements.

19.	Properties and Leases

19.1	No Company Group Member owns any real property.

19.2	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Group Members (as applicable)

hold all leased real property (i) under valid and enforceable leases with no exceptions (other than Permitted Liens) that would interfere with the use made or to be made thereof by them and (ii) no Company Group Member or, to the knowledge of the Parent, any other party thereto, is in default or breach (whether by lapse of time or notice or both) under any such lease.

19.3	The assets, properties, and rights owned, leased, licensed or otherwise held by the Company Group constitute all of the material assets, properties and rights necessary to operate the Business conducted as of the date hereof. As at Initial Completion, there will be no material assets, properties or rights that are necessary for the conduct of such Business that are owned, leased or otherwise held by the Parent or any of its Affiliates (other than the Company Group Members), other than services, assets and properties to be received by the Company Group or are expressly made available to the Company Group, in each case, pursuant to the Transitional Services Agreement or any other applicable Transaction Agreements.

20.	Insurance

All current property and liability insurance policies maintained by and covering any Company Group Member are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by any Company Group Member, and no Company Group Member is in default of any provision thereof, except, in each case, that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All certificates of insurance for the insurance policies maintained by a Company Group Member referred to in the preceding sentence have been made available to the Purchaser.

21.	Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) each member of the Company Group owns or otherwise has the right to use, all intellectual property rights, including all trademarks, trade dress, service marks, company names and other source identifiers and goodwill associated therewith, domain names, patents, inventions, trade secrets, know-how, works of authorship and copyrights therein (“Proprietary Rights”), that are used in the conduct of their existing businesses and all rights relating to the plans, design and specifications of any of its facilities free and clear of all Encumbrances and any claims of ownership by current or former employees, contractors, designers or others except for any Permitted Liens and (2) to the knowledge of the Parent, no member of the Company Group is materially infringing, diluting, misappropriating or violating, nor has any member of the

Company Group received within the last two years any written (or, to the knowledge of the Parent, oral) communications alleging that any of them has materially infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any other Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Parent, no other Person is infringing, diluting, misappropriating or violating, nor has any member of the Company Group sent any written communications since January 1, 2010 alleging that any Person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any Company Group Member.

22.	Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements

22.1	The Disclosure Letter lists each aircraft owned by any Company Group Member as of the Aircraft Disclosure Date (including through any trustee or Economic Interest Titleholder thereof), including the manufacturer, model and the manufacturer’s serial number of such aircraft and, if applicable, the name of the Lessee thereof and identifies each such Aircraft which is currently on ground and not under the operational control of a Lessee as of the Aircraft Disclosure Date. As of the Aircraft Disclosure Date, a Company Group Member is either (x) the sole legal and beneficial owner of each Aircraft (other than each Economic Interest Aircraft) or (y) the beneficial owner of each Aircraft (other than each Economic Interest Aircraft) and legal title to such Aircraft is held by a trustee. As of the Aircraft Disclosure Date, a Company Group Member is the holder of a lessor’s interest in any Aircraft (other than Economic Interest Aircraft) which are, as of such date, on lease to a Lessee, under the applicable Lease Documents; which Aircraft and which interest under those Lease Documents are, in each case, free and clear of all Encumbrances, other than Permitted Liens.

22.2

True and complete copies (except for redactions that do not render the unredacted provisions misleading in any material respect) of the documents listed in paragraph 22.2 of Schedule 1 of the Disclosure Letter have been made available to the Purchaser. As of the Lease Disclosure Date, there were no other material agreements between any Lessee and any Company Group Member concerning any Aircraft that is the subject of the Lease Documents listed on paragraph 22.2 of Schedule 1 of the Disclosure Letter that has not been made available to Purchaser. Each Lease Document is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent as of the Lease Disclosure Date each other party to such Lease Document, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Lease Document is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Lease Disclosure Date, each other party to such Lease Document in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent as of the Lease Disclosure Date, any other party to a Lease Document, is in default or breach of any provision of any Lease Document (including the relevant Lessee’s obligations therein with respect to payment of rentals) and, to the knowledge of the Parent, as of the Lease Disclosure Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. As of the Lease Disclosure Date, no Company Group Member has received any notice from a Lessee of its exercise of an existing option to purchase any Aircraft under the applicable Lease Documents. To the knowledge of the Parent, as of the Lease Disclosure Date, no Company Group Member has received notice under any Lease of any Event of Loss (as such term or any comparable term thereto is defined in the Lease) with respect to a total loss of any airframe of an any Aircraft.

22.3

Each Manufacturer Agreement is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the day prior to the Signing Date each other party to such Manufacturer Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each such Manufacturer Agreement is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the day prior to the Signing Date, each other party to such Manufacturer Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent, as of the day prior to the Signing Date, any other party to a Manufacturer Agreement, is in material default or material breach of a Manufacturer Agreement and, to the knowledge of the Parent, as of the Signing Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company Prospectus and the Disclosure Letter set forth, all purchase orders and other commitments made by each Company Group Member to purchase aircraft from original equipment manufacturers that are outstanding as of the Manufacturer Agreement Disclosure Date. The Company Prospectus and the Disclosure Letter identify whether any material Manufacturer Agreement contains (i) change of control, cross default or event of default provisions that would reasonably be expected to be triggered by the transactions contemplated by the Transaction Agreements, (ii) covenants purporting to restrict materially the ability of any Company Group Member or its Affiliates to engage in any line of the Business in any geographical area or otherwise purporting to restrict their ability to sell or lease Aircraft or aircraft assets other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty or (iii) terms or conditions that permit the termination of such Manufacturer Agreement or the rescheduling of deliveries of aircraft thereunder based on the financial condition of the Company Group, other than terms or conditions relating to bankruptcy, insolvency and failure to pay as required thereunder.

22.4	True and complete copies (except for redactions that do not render the unredacted provisions misleading in any material respect) of each Aircraft Trading Agreement to which the Company and any Company Group Member is a party as of the Aircraft Trading Agreement Disclosure Date will have been made available to the Purchaser prior to the Initial Completion Date. Each Aircraft Trading Agreement is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent, each other party to such Aircraft Trading Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each such Aircraft Trading Agreement is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, each other party to such Aircraft Trading Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Company Group Member or, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, any other party to a Aircraft Trading Agreement, is in material default or material breach of a Aircraft Trading Agreement and, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company Prospectus and the Disclosure Letter sets forth, as of the Aircraft Trading Agreement Disclosure Date all agreements made by each Company Group Member to purchase or sell aircraft pursuant to the Aircraft Trading Agreements outstanding as of the Aircraft Trading Agreement Disclosure Date where the delivery of any aircraft thereunder has not yet occurred.

22.5	No Economic Interest Aircraft is registered or required to be registered with the FAA.

23.	Employee Benefit Matters

23.1	The Disclosure Letter contains a true and complete list as of the date hereof of each Company Benefit Plan. With respect to each Company Benefit Plan, the Seller has made available to the Purchaser prior to the Signing Date true, correct and complete copies, to the extent applicable, of (A) the most recent plan document and any related trust documents and the most recent summary plan description; (B) the most recent financial statements; (C) the most recent IRS determination letter or request for such determination letter, as applicable; (D) any material associated administrative agreements; (E) insurance policies covering any such Company Benefit Plans; and (F) for the most recent plan year for which the deadline for filing such form has expired, the IRS Form 5500.

23.2	No Company Employee participates in a Benefit Plan that is not a Company Benefit Plan.

23.3	Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect:

(a)	each Company Benefit Plan has been operated and administered (including with respect to any applicable funding and registration requirements in the case of any pension fund) in compliance with its terms and with applicable Law, including ERISA and the U.S. Tax Code;

(b)	no Company Group Member, has engaged in a transaction with respect to any Company Benefit Plan that, assuming the taxable period of such transaction expired on December 9, 2009 would reasonably be expected to subject any Company Group Member or any Company Benefit Plan to any Tax or penalty under applicable Law;

(c)	all contributions required to be made by any Company Group Member (as applicable) under the terms of any Company Benefit Plan have been timely made when due and are appropriately reflected in all respects in the Financial Statements; and

(d)	each Company Benefit Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the knowledge of the Parent, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan.

23.4	No Company Group Member has any obligations for retiree welfare benefits other than (A) benefits mandated by applicable Law or (B) coverage that continues during an applicable severance period.

23.5	No Company Benefit Plan is subject to Title I or Title IV of ERISA, and no Company Employee participates in, or is eligible for, any Parent Benefit Plan that is subject to Title IV of ERISA or is a defined benefit pension plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Parent nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA or otherwise arising in connection with the termination of or complete or partial withdrawal from any plan covered or previously covered by Title IV of ERISA or that is or was a defined benefit pension plan that is or could become, after the Initial Completion Date, an obligation of any Company Group Member.

23.6	There is no contract, plan or arrangement (written or otherwise) covering any Company Employee or former employee of any Company Group Member that, individually or collectively, gives rise to the payment of any amount or the provision of any benefit as a result of the transactions contemplated hereby (whether alone or in combination with any other event) that would not be deductible pursuant to the terms of Section 280G or 162(m) of the U.S. Tax Code.

23.7	Except as required by applicable Law, no director, Company Employee or individual or former director, employee or individual consultant of any Company Group Member will become entitled to any bonus, retirements, severance or similar benefit or enhanced benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby (whether alone or in combination with any other event).

23.8	Except as required by applicable Law, no Company Group Member is a party to or bound by any collective bargaining agreement. There is no labor strike, labor dispute, or work stoppage or lockout pending or, to the knowledge of the Parent, threatened in writing against or affecting any Company Group Member. To the knowledge of the Parent, (A) no union organization campaign is in progress with respect to any Company Employees, (B) there is no material unfair labor practice charge, arbitration or complaint pending against any Company Group Member, and (C) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Group Member is in compliance with all applicable Laws relating to the proper classification of employees as exempt or non-exempt from overtime pay requirements, the provision of required meal and rest breaks, the proper classification of individuals as contractors or employees, and the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

24.	Environmental Matters

24.1	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since October 7, 2011 and, to the knowledge of the Parent, on or prior thereto:

(a)	no Company Group Member has owned, leased or otherwise operated, or has formerly owned, leased or otherwise operated, any property at which any substance listed, defined, designated, classified or regulated under any Laws relating to pollution or to the protection of human health, safety, natural resources or the environment, including Laws relating to the use, treatment, disposal, storage, management, handling, manufacture, generation, processing, recycling, distribution, transport, release or threatened release of or exposure to harmful or deleterious substances (collectively, “Environmental Laws”) as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous, or any other term of similar import under any Environmental Law, including for the avoidance of doubt petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, and radon and other radioactive substances (“Hazardous Materials”) is present in a condition or under circumstances that would reasonably be expected to result in any liability or obligation of any Company Group Member or interfere in any material respect with any of their operations;

(b)	no Company Group Member has released or arranged for the storage, transportation, treatment or disposal of any Hazardous Materials at any location in a manner or under circumstances that would reasonably be expected to result in any liability to any Company Group Member or to interfere in any respect with any of their operations; and

(c)	no Company Group Member has assumed or retained, by contract or operation of law, any liability under any Environmental Law that would reasonably be expected to affect any Company Group Member.

24.2	The Parent has made available to the Purchaser copies of the material reports of all environmental reviews, site assessments, compliance audits, investigations and documents containing information concerning compliance with or liability under or potential business impacts of any Environmental Laws, which compliance, liability or impacts relate to any Company Group Member or its business, to the extent such report or other document is in the Parent’s or the Seller’s possession or control and prepared after October 7, 2011, and all other such reports or documents of which the Parent is aware that were prepared on or prior thereto.

25.	The Accounts and Tax

25.1	Each Company Group Member has timely filed all federal Income Tax Returns and all other material Tax Returns required to be filed by it, subject to permitted extensions, and has timely paid all material Taxes due and payable by it (whether or not shown as due on such returns) or, where payment is not yet due, has made adequate provision for all Taxes on the Financial Statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. “Tax” or “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, levy, impost or other like assessment or charge, together with any interest, charge or penalty with respect thereto, imposed by any Tax Authority, and (B) in the case of each Company Group Member, liability for the payment of any amount of the type described in clause (A) as a result of being or having been before Initial Completion a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of any Company Group Member to a Tax Authority is determined or taken into account with reference to the activities of any other individual, corporation, partnership, limited liability company, association, trust or other entity or organization.

25.2	(A) The charges, accruals and reserves for Taxes with respect to each Company Group Member reflected on the books of such Company Group Member (including any provision for deferred Income Taxes reflecting either differences between the treatment of items for accounting and Income tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which each Company Group Member ordinarily record items on their respective books; and (B) all information set forth in the Financial Statements (including the notes thereto) relating to material Tax matters is true, accurate and complete in all material respects.

25.3

(A) All material Income Tax Returns filed with respect to Tax years of each Company Group Member through the Tax year ended December 31, 1999 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired; (B) no Company Group Member is delinquent in the payment of any material Income Tax due and payable by them (whether or not shown due on a Tax Return) or has requested any extension of time within which to file any material Income Tax Return and has not yet filed such Tax Return; (C) no Company Group Member has been granted any extension or waiver of the statute of limitations period applicable to any material Income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (D)

there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to any Company Group Member in respect of any material Tax; (E) there are no requests for rulings or determinations in respect of any material Tax pending between any Company Group Member and any Tax Authority; (F) no Company Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Initial Completion Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Initial Completion Date, (ii) “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or foreign Income Tax law) executed on or prior to the Initial Completion Date, (iii) installment sale made on or prior to the Initial Completion Date or (iv) election under Section 108(i) of the U.S. Tax Code; (G) there are no Tax Liens upon any of the assets or properties of any Company Group Member, other than with respect to Taxes not yet due and payable or for which adequate reserves have been made on the Financial Statements in accordance with GAAP; (H) no written claim has been made by any Tax Authority in a jurisdiction where any Company Group Member does not file Tax Returns that any such Company Group Member is or may be subject to taxation by that jurisdiction; (I) no Company Group Member is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the past seven years; (J) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the U.S. Tax Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the U.S. Tax Code; (K) no Company Group Member has been either a “distributing corporation” or a “controlled corporation” in a distribution, within the five years preceding the Initial Completion Date, in which the parties to such distribution treated the distribution as one to which Section 355 of the U.S. Tax Code is applicable; (L) each Company Group Member has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party for all periods under all applicable laws and regulations; (M) no Company Group Member since August 31, 1990 has been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated or unitary basis for which the common parent is a Person other than a member of the Retained Group; and (N) no Company Group Member is a party to or bound by any Tax allocation or sharing Agreement, other than any Tax allocation or sharing agreement with a member of the Retained Group, or any commercial agreements entered into in the ordinary course of business (including, without limitation, leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money).

Schedule 2

Conduct of Business Prior to Initial Completion Date

1.	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the shares of the Company, but excluding any dividend that is required to be paid under the terms of the MAPS;

2.	make any payment to a member of the Retained Group under any tax sharing agreement or similar Contract;

3.	repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of the Company, excluding the MAPS;

4.	repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of any Company Subsidiary, other than in the ordinary course of business of the Company Group with respect to wholly owned Company Subsidiaries;

5.	transfer, issue, sell or dispose of any shares or ownership interest of the Company, or grant, transfer, issue, sell or dispose of any options, warrants, calls or other rights to purchase or otherwise acquire or any other securities convertible into or exchangeable or exercisable for, any shares or ownership interest of the Company, or merge or consolidate the Company with any other Person, or authorize the same;

6.	transfer, issue, sell or dispose of any shares or ownership interest of any Company Subsidiary, or grant, transfer, issue, sell or dispose of any options, warrants, calls or other rights to purchase or otherwise acquire or any other securities convertible into or exchangeable or exercisable for, any shares or ownership interest of a Company Subsidiary, or merge or consolidate a Company Subsidiary with any other Person, or authorize the same; in each case, other than (i) aircraft assets in the ordinary course of business of the members of the Company Group and (ii) pursuant to the terms of a Permitted Lien;

7.	effect any recapitalization, reclassification, share split or like change in the capital of the Company;

8.	amend the articles of incorporation, articles of association or by-laws (or other comparable constitutional or organizational documents) of the Company or authorize any action to wind up its affairs or dissolve it;

9.	amend the articles of incorporation, articles of association or by-laws (or other comparable constitutional or organizational documents) of any Company Subsidiary or authorize any action to wind up its affairs or dissolve it, other than in the ordinary course of business of the Company Group;

10.	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) in the ordinary course of business of the members of the Company Group, including capital market transactions, and sale and lease back transactions in relation to an aircraft or an aircraft engine, (ii) any transaction among members of the Company Group which are directly or indirectly wholly-owned by the Company, (iii) pursuant to Manufacturer Agreements or Aircraft Trading Agreements, (iv) pursuant to any residual value guarantee, asset guarantee or loan guarantee, and (v) any tender, buy-back or other purchase of debt securities or other debt of any Company Group Member by such or any other Company Group Member, or (vi) acquisition of assets in connection with the maintenance, repair and overhaul of aircraft or engines in the ordinary course of business, in each case set forth in (i) through (vi) herein not exceeding US$100 million in any transaction or series of transactions;

11.	sell, lease, dispose or otherwise transfer, abandon or create or incur any lien (other than Permitted Liens) (“Dispositions”) on, any assets, properties, rights, interests or businesses, other than (i) in the ordinary course of business, including any sale and lease back transactions in relation to an aircraft or an aircraft engine, (ii) any transaction among members of the Company Group that are directly or indirectly wholly-owned by the Company, or (iii) pursuant to Lease Documents or Aircraft Trading Agreements or (iv) pursuant to any residual value guarantee, asset guarantee or loan guarantee;

12.	create, incur or assume any Indebtedness for borrowed money or guarantees thereof having an aggregate principal amount outstanding at any time greater than US$ 500 million; other than (i) loans or borrowing by members of the Company Group under currently available lines of credit, (ii) intercompany loans, guarantees or advances made among members of the Company Group, or (iii) other Indebtedness incurred or assumed in connection with the transactions permitted pursuant to paragraph 10 of this Schedule 2 or paragraph 11 of this Schedule 2, in each case set forth in (i) through (iii) herein that does not require the approval of the Board of Directors of the Company;

13.

(i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any current or former director, officer or management employee other than as required by plans, policies or arrangements in effect on the date of this Agreement; (ii) make any increase in benefits payable under any existing severance or termination pay policies; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with (x) the Company’s Chief Executive Officer or any of his or her direct reports, or the Chief Financial Officer, or the Senior Vice President of Strategic Planning or (y) any current or former director, officer or management employee not included in clause (x) other than in the ordinary course of business for employment agreements or offer letters; (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee, other than changes to health and welfare plans that are operational in nature (e.g., as a result of customary plan design decisions, changes to providers in the ordinary course or negotiations of new premium amounts) and that do not materially increase the cost of the Company thereunder; (v) make any increase in compensation or bonus payable to any current or former director or employee other than (x) increases in base salary for non-officer employees in the ordinary course of business as currently conducted, (y) increases in base salary for officer employees that do not exceed 10% of such officer’s base salary on the date of this Agreement, or (z) as required under an existing employment agreement; or (vi) except as otherwise set forth in this Agreement, take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already required by such Benefit Plan;

14.	make any material change in its methods of accounting, except as required by concurrent changes in GAAP or applicable Law as agreed to by Parent’s independent public accountants;

15.	settle or propose to settle (i) any material litigation, investigation, arbitration, proceeding or other claim against or adversely affecting any member of the Company Group, other than with respect to claims for a cash payment by a member of the Company Group not in excess of US$50 million and other than pursuant to the Litigation Agreement, or (ii) any litigation, arbitration, proceeding or dispute involving, against or adversely affecting any member of the Company Group that relates to any of the transactions contemplated by any of the Transaction Agreements;

16.	terminate or amend the Litigation Agreement;

17.

to the extent any of the following would reasonably be expected to affect adversely any Company Group Member after the Initial Completion, make or change any material Tax election, change any material annual Tax accounting period, or adopt or change any material method of Tax accounting, file any material amended Tax return, enter into any material closing agreement, settle any material Tax claim or assessment , surrender any right to claim a material refund, offset or other reduction of a material amount of Tax, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax liability, excluding, in each case, any such action taken with respect to any consolidated, combined, affiliated or unitary group which includes any member of the Retained Group and as to which the Company and its Subsidiaries are not treated separately; or

18.	enter into any agreement, resolution or commitment to do any of the foregoing.

Schedule 3

Completion Arrangements

At Initial Completion and any Subsequent Completion:

1.	the Parent shall deliver or cause to be delivered to the Purchaser the following:

(a)	one or more share certificates evidencing the Shares (and/or Option Shares if applicable) in the name of the Seller;

(b)	an instrument of transfer of the Shares (and/or Option Shares if applicable);

(c)	without liability (other than as otherwise provided in this Agreement), other than in respect of actual fraud, an officer’s certificate certifying the satisfaction of the Conditions in clauses 3.1(i), (k) and 3.1(l) (it being understood that the limitations or liability set forth in clause 7.1(c) shall nonetheless apply); and

(d)	a statement, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that Seller is not a “foreign person” within the meaning of section 1445 of the U.S. Tax Code and the Treasury Regulations thereunder.

2.	at Initial Completion, if requested by the Purchaser, the Parent shall procure the directors and secretary (if any) of each member of the Company Group (other than any director or secretary whom the Purchaser may wish should continue in office) to resign their offices as such, such resignations to take effect upon the Initial Completion, and to execute and deliver a written directors’ resignation in a form reasonably acceptable to the Purchaser.

3.	the parties shall, and shall cause each of its Affiliates to, execute and deliver any of the Transaction Agreements if such Transaction Agreement has not been executed and delivered prior to the applicable Completion.

4.	the Purchaser shall deliver to the Parent without liability, other than in respect of actual fraud, an officer’s certificate certifying the satisfaction of the Condition in clause 3.1(j).

5.	the Purchaser shall pay to the Seller the Shares Purchase Price and/or the Option Purchase Price (as the case may be) less any amounts received by the Seller from the Escrow Agent pursuant to the Escrow Agreement by wire transfer of immediately available funds to an account designated by the Seller.

Schedule 4

Knowledge of the Parent

Part A

Peter Juhas

Michael Bacon

P. Nicholas Kourides

Part A-1

Henri Courpron

Fred Cromer

Elias Habayeb

Pamela Hendry, solely with respect to matters relating to financial Indebtedness

Kevin Horan

Heinrich Loechteken

Phil Scruggs

Craig Segor

Hooman Yazhari

Schedule 5

Regulatory and Anti-trust Approvals

Part A (PRC Approvals)

1.	Approval of National Development and Reform Commission

2.	Approval of Ministry of Commerce

3.	Registration with State Administration for Foreign Exchange

4.	Approval of China Banking Regulatory Commission

5.	Approval of China Insurance Regulatory Commission

Part B (Other Regulatory and Anti-trust Approvals)

Anti-trust or merger control approvals in the following jurisdictions (in addition to the antitrust approval required in the People’s Republic of China which is listed in Part A of Schedule 5):

United States

Cyprus

Mexico

Russia

South Africa

Ukraine

Schedule 6

Deposit Approvals

1.	Approval of National Development and Reform Commission

2.	Approval of Ministry of Commerce

3.	Registration with State Administration for Foreign Exchange

EXHIBIT A

Stockholders’ Agreement Term Sheet

STOCKHOLDERS’ AGREEMENT TERM SHEET

This term sheet, whether or not agreed, is not intended to, and shall not, create or reflect any binding contract or other form of legal relation between the Seller (the “Minority Stockholder”) and the Purchaser (the “Majority Stockholder”) or any of the consortium members.

Defined terms in this term sheet have the meaning given to them in the draft SPA (unless otherwise stated).

Transaction Structure

This term sheet outlines the principal equity terms which will apply, assuming that the Majority Stockholder acquires 80.1% of the common stock of the Company and the Minority Stockholder retains an economic interest of 19.1% of the common stock of the Company, in each case, before giving effect to dilution from management equity issuances as provided in the Management Equity Term Sheet.

These terms would be documented in a definitive stockholders’ agreement in relation to the Company (the “Stockholders’ Agreement”) among the Minority Stockholder, the Majority Stockholder and the Company, the key terms of which will be agreed prior to the Signing Date.

Management Equity; Employee Stock Ownership Plan	To conform to Management Equity Term Sheet.

Governance

The Company will be managed by a board of directors, a majority of whom will be independent.

If the Option is not exercised, the Minority Stockholder will be entitled to appoint 2 directors, one of whom will be Robert Benmosche, and Mr. Benmosche’s successor and the other director will be a senior executive of the Minority Stockholder or otherwise reasonably acceptable to the Majority Stockholder; provided that the Minority Stockholder will lose the right to appoint 1 board seat right if it sells more than 50% of its original stake and the Minority Stockholder will lose the right to appoint all of its board members if it sells more than 75% of its original stake. The CEO of the Company will also be appointed to the Board. The Majority Stockholder will be entitled to appoint all remaining directors (including the independent directors).

If the Option is exercised and the Subsequent Completion occurs, the Minority Stockholder will be entitled to appoint 1 director, who will be Robert Benmosche or any successor who is a senior executive of the Minority Stockholder or otherwise reasonably acceptable to the Majority Stockholder; provided that the Minority Stockholder will lose such right if it sells more than 50% of its original stake. The CEO of the Company will also be appointed to the Board.

For this purpose independence means that the director has no material relationship with the Company, the Majority Stockholder or any Majority Stockholder consortium member.

No Related Party Transaction may be entered into unless prior written notice thereof shall have been provided to the Minority Stockholder. “Related Party Transaction” means a material transaction between a Company Group Member and (i) the Majority Stockholder or any Majority Stockholder consortium member or (ii) any affiliate of any Majority Stockholder consortium member or (iii) any director or officer of any such person.

Reserved Matters

The matters set out in the appendix will be reserved matters.

No reserved matter may be undertaken unless it is approved by a supermajority resolution of the stockholders. A supermajority resolution will only be passed if the Minority Stockholder votes in favor of it.

Pre-emption	Customary pre-emption rights will apply to any issue of shares by any Company Group Member with customary exceptions.

Right of First Offer

Before offering shares to a third party, the Minority Stockholder will provide the Majority Stockholder with a right of first offer (and not a right of first refusal), on customary terms to be agreed.

The Majority Stockholder and the Company will be required to assist in this sale process, including by permitting disclosure of Company information to potential third party purchasers, assisting with management meetings, etc. (subject to entry into appropriate non-disclosure agreements).

Tag-Along Rights; Drag-Along Rights

The Minority Stockholder and its transferees will have tag rights on a pro rata basis enabling it to participate in a sale in the event that the Majority Stockholder sells any of its shares in the Company to a third party purchaser. If the Majority Stockholder no longer directly or indirectly holds at least 50% of the shares of the Company, the tag right will operate so as to enable the Minority Stockholder to dispose of the entirety of its Shares in such a transaction; thereafter the other stockholders (including transferees) will be entitled to dispose of a pro rata number of their Shares.

The Majority Stockholder will have drag rights enabling it to require the other stockholders to participate in a bona fide sale to a third party in the event that the Majority Stockholder sells control of the Company for cash. The drag right will operate so as to require the Minority Stockholder to dispose of the entirety of its Shares on such a transaction; thereafter the other stockholders (including transferees) will be required to dispose of a pro rata number of their Shares.

2

IPO, Registration Rights

The Minority Stockholder will have (i) a customary demand right (following an IPO) and (ii) the right to demand an IPO (or an underwritten placement) in the United States, London or New York (as selected by the Majority Stockholder) at any time after May 15, 2017. The Minority Stockholder will have priority to sell in an IPO (i.e. any cutbacks as between the Majority Stockholder and the Minority Stockholder will first apply to the Majority Stockholder). The Majority Stockholder will have a preemptive right to purchase all (but not less than all) of the Shares of the Minority Stockholder at fair market value for a specified time period after the Company receives a demand notice for an IPO from the Minority Stockholder.

All stockholders (including transferees) will have piggyback registration rights in relation to any IPO.

Terms of Sale by Minority Stockholder	The Minority Stockholder will not be required to make any representations or warranties (other than in respect of title to the shares) in connection with the exercise of the right of first offer, tag or drag right or the put right.

Transfer of Shares	Parties to agree upon transfer restrictions and tag and other rights to apply in connection with certain transfers of interests in the Majority Stockholder by the consortium members.

Non-compete; Non-solicit	TBD

Compliance

The Stockholders’ Agreement will contain covenants requiring the parties to comply with applicable law and regulation, including undertakings in relation to compliance with anti-money laundering regulations, anti-corruption and anti-bribery legislation, OFAC and an agreed anti-corruption corporate policy.

If the Option is not exercised, the Majority Stockholder will covenant that it will cause the Company to remain a registrant with the SEC until the earlier of (i) the sale of more than 50% of the Minority Stockholder’s original stake or (ii) May 15, 2017.

Information and Audit Rights	The Minority Stockholder will be entitled to receive (on a confidential basis) such management information about the Company Group Members as it may reasonably request from time to time, including monthly management accounts and consolidated quarterly results prepared in accordance with US GAAP. Minority Stockholder will have the right to initiate an audit of the Company Group in circumstances specified in the Stockholders’ Agreement.

3

Governing Law	New York law

Disputes	Disputes arising under the SPA, Stockholders’ Agreement and related agreements will be resolved by arbitration. The arbitration will be conducted under the rules of ICC in Hong Kong and in the English language.

Other Provisions	The Stockholders’ Agreement will, inter alia, provide for provisions pertaining to indemnity and insurance, exculpation, breach of representations and warranties, tax matters, confidentiality and other customary terms. The Minority Stockholder will also have the benefit of any more favorable terms provided to any consortium member in the Majority Stockholding holding an equivalent stake.

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Annex: Reserved Matters

1.	Corporate Matters

•	any amendment to the constitutional documents of the Company that results in a disproportionate adverse effect on the Minority Stockholder;

•	making payments in respect of any shares of the Company (other than the MAPS) other than on a pro rata basis;

•	the purchase, redemption or reduction in of any share capital of the Company other than on a pro rata basis;

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any resolution to wind up the Company or the filing of a petition for winding up by the Company or the making of any arrangement with creditors generally or any application for an administration order or for the appointment of a receiver or administrator;

2.	Business Activities

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any material change in the nature or scope of the business of the Company Group (the “Business”) that involves more than 20% of the consolidated revenue of the Company, including the introduction or discontinuance of any field of activity of the Business; and

•	entering into or variation of any Related Party Transaction not in the ordinary course of business or on an arms-length basis.

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